HUB International



The Added Value Of HUB



2003

The Value of Hub International Limited

What is Value?

Value n. the worth, desirability, or utility of a thing, or the qualities on which they depend (Oxford American Dictionary).

When we define value at Hub International, we first look **through the eyes of the client.**

For the client, value can be delivered by the receptionist who knows exactly how to reach the right person, by marketing representatives who gain access to highly rated insurers, and by representatives who take the time to understand the client's business. In this report, we highlight a few of the ways **Hub delivers service that is valued by the client,** and we have asked some clients to offer their own insights into their Hub experience.

We assign a high value to our relationships with our clients—they are the heartbeat of our business. We appreciate and thank them for their confidence. We also extend thanks to the 2,500 **dedicated employees** of Hub International who proudly deliver value every day of the year; and to **our shareholders,** who expect and inspire us to achieve value that can be sustained over the long term.

HUB International

Hub International Limited has generated compound revenue growth of approximately 52% and compound earnings growth of approximately 77% from 1999 through 2003. We plan to continue our growth through the enhancement of our sales culture, the refinement of our internal operating procedures and by making acquisitions that complete our U.S. footprint. As of December 31, 2003, our senior management and other employees held approximately 28% of our common shares, which are traded under the symbol HBG on both the New York and Toronto stock exchanges.

financial highlights

	2003	2002	2001
Operating Results *(in thousands of U.S. dollars)*			
Total Revenue	**$286,359**	$219,960	$153,993
U.S. Revenue	**$177,219**	$134,149	$ 75,429
Canadian Revenue	**$109,140**	$ 85,811	$ 78,564
Pre-tax Earnings	**$ 55,351**	$ 43,657	$ 15,267
Net Earnings	**$ 36,509**	$ 29,401	$ 10,005
Financial Position *(in thousands of U.S. dollars)*			
Working Capital	**$ 80,948**	$ 37,079	$ 770
Goodwill	**$305,862**	$281,712	$220,848
Total Assets	**$700,603**	$596,876	$502,296
Total Debt	**$113,799**	$107,038	$196,952
Common Shareholders' Equity	**$342,790**	$284,274	$135,271
Year-End Data			
Shares Outstanding (000's)	**30,143**	29,025	21,656
Shareholders	**2,650**	2,500	1,040
Employees (Full Time)	**2,472**	2,294	1,929
Operating Ratios			
Pre-tax Margin	**19%**	20%	10%
Net Margin	**13%**	13%	6%
SG&A as % of Revenue	**20%**	20%	23%
Return on Average Equity	**12%**	14%	8%
Per Share Data*			
Net Earnings—Basic	**$ 1.22**	$ 1.27	$ 0.53
Net Earnings—Diluted	**$ 1.14**	$ 1.06	$ 0.50
Book Value	**$ 11.37**	$ 9.79	$ 6.25
Dividends Paid	**$ 0.20**	C$ 0.28	C$ 0.28

Consolidated Financial Statements of the company are expressed in U.S. dollars and have been prepared in accordance with Canadian GAAP. For more information, refer to the audited financial statements which appear later in this Annual Report.

**Earnings Per Share Data are based on the weighted average shares outstanding. Book Value per share is as of year end.*

Pre-tax Margin
% of total revenue



20%
15%
10%
5%
0
19%
'01 '02 '03

Net Earnings
in millions of U.S. dollars



$40
$35
$30
$25
$20
$15
$10
$5
0
$37
'01 '02 '03

Earnings Per Share
diluted



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
0
$1.14
'01 '02 '03

To our shareholders

Fellow Shareholders: Hub International achieved strong results in 2003, including record earnings and strong retail brokerage performance.

We reduced the level and long-term cost of debt, and we developed a new bonus plan designed to reduce compensation relative to revenue over the long-term. We also completed the successful integration of Burnham Insurance and Hub Indiana to form Hub Midwest, serving the Michigan, Indiana, Ohio and Kentucky marketplaces. (Please be sure to read our financial review, beginning on page 16, for more details and insights.)

While we made progress in 2003, we simply did not achieve all that we intended. In spite of stronger revenue, we did not expand our profit margins, and our pace of acquisitions was relatively low.

Thus, while we are proud of our work in winning and serving clients in 2003—we also are mindful that we must do more to strengthen our organization and sustain our momentum. It is a challenge for companies that grow as quickly as Hub to proactively anticipate the infrastructure and skill sets needed to support future growth. Hub International is determined to meet that challenge. Early in 2003, as we focused on our key growth strategies of operational excellence, acquisitions and sales culture and we recognized the need for a proactive realignment of our human capital and resources. We have launched several initiatives to achieve these key objectives.

A Focus on Strategic Acquisitions We have asked Rick Gulliver, our President, to assume full-time responsibility for acquisitions. Rick has tremendous experience in this area and, with his energy, zeal and total focus, I expect great progress in 2004. Rick and our Director of Mergers and Acquisitions, Michael Sabanos, have already accelerated the pace of discussions with acquisition candidates. In fact, the announcement of our agreement to acquire Talbot Financial Corporation, a $100 million insurance brokerage with a strong presence in the Southwest and Western United States, demonstrates the value of our focused acquisition plan and the efforts of our Mergers & Acquisitions Team.

Even with the Talbot announcement, we still have some catching up to do. As most shareholders know, we spent a good deal of time on a very large acquisition opportunity in 2003, but walked away from the deal as a result of our due diligence discipline. In addition, we and other large brokers are facing inflated seller expectations created by banks and other financial institutions willing to pay higher multiples than we consider appropriate for similar acquisitions. In spite of these challenges we look forward to pursuing new opportunities in 2004.

Operational Excellence Since Rick Gulliver will be devoting his time to mergers and acquisitions, we have asked Bruce Guthart to take on the role of Chief Operating Officer. Bruce had been President of Kaye Group, our largest brokerage subsidiary, and President of Hub's U.S. Operations. Bruce is succeeded at Kaye by Marc Cohen, who earned his stripes through excellent management and growth of Kaye's Program Brokerage Corporation—our largest wholesale insurance brokerage.

Bruce is focusing on margin expansion, the core component of business efficiency. His challenge is to help each brokerage expand its ability to turn a higher percentage of each sales dollar into pre-tax income. At the same time, Bruce's mandate goes far beyond cost control. It includes implementation of systems to help us grow the business and enhancement of our relationships with key insurers. Bruce is joined in this effort by Craig Barton, our President of Canadian Operations, and John Curran, our Vice President of Marketing, who heads up our insurer relationships initiative.

Building Our Sales Culture and Corporate Reputation To maximize value for our clients, we must expand and strengthen our sales culture. We have named Larry Lineker to the newly created position of Chief Sales Officer. Larry developed a superior sales and service culture at our TOS hub brokerage in Vancouver, where he has served as President and CEO. We have great confidence in his ability to energize and enrich the sales and service consciousness of our entire organization.

Larry's goal is not simply to replicate Vancouver's systems in our other brokerages—each has its own distinct culture and many are already highly productive. Instead, Larry's mandate is to work with each regional hub to accelerate the development of a focused, consistent sales process. Working with Julie Zimmer, our Vice President of Sales, Larry will focus on sales management, sales training, teamwork, interoffice collaboration and benchmarking results.

Larry will also drive our corporate identity initiative, which will seek to build awareness of Hub among potential clients. Earlier this year, we announced plans for an identity and branding program to increase awareness of the Hub name, enabling each of our brokerages to benefit from the favorable reputation we are establishing across the United States and Canada. As part of this corporate branding effort, all our brokerages will adopt the Hub identity during the coming year. We believe development of a valuable brand franchise for Hub International can translate into stronger sales results across the company.

Investing in a Strategic Plan The steps we are taking will include some near-term costs, but we believe they are essential as we strengthen our company. The reallocation of senior staff and investment in new initiatives are likely to begin generating benefits slowly in 2004, although we will absorb some added costs immediately. We anticipate that employing the Hub name, rather than the traditional market names of our brokerages, will help us to jump-start our sales initiatives. We will recognize a $2.6 million (pre-tax) non-cash impairment in the first quarter of 2004 to reflect the lost value of the trademarks of former brokerage names. Similarly, our investment in corporate identity and culture will add expense for recruitment, training and marketing. These investments will impact the pace of earnings growth in 2004, but this is an important phase in the company's development and we cannot ignore the opportunity to enhance our prospects for long-term success. Dennis Pauls will oversee these expenditures and continue in his role as Chief Financial Officer focusing primarily on our financial structure and financial reporting.

Corporate Development Hub's growth plan includes the acquisition of strong brokerages led by talented and committed management. After the acquisition, we work with these managers to increase revenue and improve margins. In doing so, it has been our goal to keep decisions close to the client by emphasizing local autonomy for our regional hubs. As Hub grows, however, and each hub becomes a smaller part of the total franchise, we see an increasing need to add corporate oversight and coordination—along with investment—in our subsidiaries. It's our goal to increase consistency, predictability and accountability in each of our brokerages.

To achieve our goals, our executive management committee—including our hub presidents and senior corporate officers—is working diligently to ensure we implement plans quickly enough to obtain meaningful results, without disrupting our existing productivity. Kirk James, our Chief Corporate Development Officer (CDO), has taken on responsibility for leading this corporate development transition, and he has shown himself to be the right person for the task. Kirk had been our General Counsel prior to his appointment as CDO and he understands our business, he knows our people, and he will keep the process moving forward.

Focus on Leadership Meanwhile, I will be making a more concerted commitment this year to leadership development. This will include spending more time with employees at our regional hubs and focusing more on the development of our corporate culture. A personal goal of mine is to make Hub the undisputed employer of choice for the talented and motivated individuals who will join our organization in the coming years—both driving and benefiting from our growth. And, as usual, I will continue to cultivate our relationships with acquisition candidates.

It is a challenge for companies that grow as quickly as Hub to proactively anticipate the infrastructure and skill sets needed to support future growth. Hub International is determined to meet that challenge.

Looking Ahead As we enter 2004, I am grateful that the depth of our management pool enables us to undertake these new initiatives. I am also encouraged by the response from employees at all levels of our organization—they have encouraged and given their commitment to the changes we are undertaking. We all recognize that it is not enough to report record results in any given year. Our task is to create a platform for predictable and measurable improvement over the long-term.

We see 2004 as a year for challenges and opportunity. In addition to the investments we will be making in our culture and structure, we also face an insurance market defined by an easing of rate increases in many core product lines. In this environment we must take advantage of every opportunity to build on existing relationships with clients and insurers, to control our costs and to enrich our sales culture. We are delivering this message throughout the organization, and we know we can expect a unified effort in support of these initiatives from all our dedicated employees.

While we anticipate a more modest level of growth in earnings for 2004 than in prior years, we fully intend to close the year as a stronger and inherently more profitable organization. After five years of rapid growth in both revenue and earnings, it is essential that we invest in the systems, structure and people we need for the next phase of our development. It is an investment we are willing to undertake, because we know it offers the potential for substantial and sustained value—value that we are committed to deliver to all our shareholders.

On behalf of the board of directors and our employees, I offer our thanks for your continuing support of Hub International.

Sincerely,



Martin P. Hughes
Chairman and Chief Executive Officer

Value

Adding Expertise from Throughout the Hub Network

Hub's approach to insurance brokerage is built around the client's needs, leading to long-term business partnerships that help the client succeed. After we win a client's business, our work has only begun. We believe in building our client base through trust and dedication, so we work to build a frank and focused dialogue with the client that allows us to consistently identify all the alternatives and arrive at the best decision—together. This type of relationship is illustrated by The Maine Municipal Association (MMA).

The MMA is a complex risk; the organization provides risk management services to municipal and other local governments, many of the same services offered by Hub and other large brokers. In 1996, the MMA became dissatisfied with the level of service obtained from their large national broker and took their program out to bid. MMA was seeking a very specific and unusual combination of requirements: a partner that could deliver the resources and expertise of the larger brokers, but with the service and attention of a regional organization.

MMA wanted a partner with the expertise to help expand its risk management services, but one that would not compete with the services offered by the MMA. After a detailed review, C.J. McCarthy, Hub's New England hub, was selected as just that partner. Since that time, Hub has consistently delivered extensive resources and expertise—both locally and, when needed, on a national level. Hub's MMA team has tapped the talents of additional hubs to augment the strong depth of service available locally. Today, through the relationships developed between our account team and MMA—we bring a responsive working partnership that is based on long-term commitment and trust.



"Hub was the only broker that understood what we wanted and understood what it means to be a partner, not just a client. They understand what we do and are dedicated to helping us continually improve. The Hub Team is not just a broker; they are a part of the MMA team."

Joan Conner, CPCU
Director, Risk Management Services
Maine Municipal Association
RIMS 2004 Risk Management Honor Roll Award Recipient





Value



"As a mid-sized broker, I rely on Hub's wholesale operation to help me deliver better service and support to my own clients, giving our brokerage the service depth of a much larger organization. The team of professionals at Hub's Program Brokerage Corporation is highly responsive to my needs, expanding my access to a wider array of insurers and additional types of coverage, including property, liability, environmental and other policies."

Marc Graber
President
Kassole Company, Inc.



through Wholesale Brokerage



Serving the Needs of Other Brokers

Hub's size and access to insurance markets can be a strong competitive advantage, especially for specialized types of coverage that are difficult to place. Hub leverages this strength through our wholesale brokerage operations, one of our fastest growing business segments. Hub's wholesale brokerages enable smaller, independent brokers to obtain added coverage for their clients while increasing Hub's volume of business and importance to large, high-quality insurers. Hub's four wholesale operations include:

Program Brokerage Corporation (PBC) in New York, provides customers with access to mainstream wholesale services as well as to specialty programs, primarily on the East Coast. PBC targets smaller, independent agents who are likely to be under served by some larger wholesalers and most insurers. These brokers frequently are unable to obtain coverage for clients with more challenging risks. PBC has established many highly successful programs for various industries including restaurants, real estate, environmental risk and professional liability risks. PBC delivers its services to more than 900 independent brokers in the United States.

The Wholesale Insurance Group (TWIG) in Ontario, serves more than 1,200 brokers across Canada with programs that include environmental liability, hospitality (restaurants/taverns), and other products for hard-to-place risks. In 2003, TWIG acquired a specialty brokerage that offers coverage for Canadian firms doing business in the United States and U.S. firms needing coverage in Canada. This allows Hub to facilitate cross-border business for independent agents across North America.

Hub Financial and its subsidiary, Hub Capital, provide wholesale Life and Mutual Fund products to over 3,000 independent distributors and are the largest wholesaler of life insurance products in Canada.

Beacon Underwriting in British Columbia, provides wholesale facilities for personal watercraft, outdoor recreation facilities and other specialized coverages. Beacon is the largest wholesaler of personal marine products in Western Canada.

Hub International

Value

Helping Associations Serve Their Members

Hub has achieved substantial success through partnerships with associations. By marketing insurance programs and products to an association's membership, we create a long-term partnership that makes the association more valuable to its constituency and delivers solutions that are truly customized to the needs of the members.

One of the best examples of this value is a unique program established by Hub's Mack & Parker subsidiary more than 40 years ago to serve the needs of the American Veterinary Medicine Association (AVMA). Through this program, Hub delivers professional liability coverage, workers compensation insurance and other needed protection. Today, more than 46,000 veterinarians—approximately 72% of the practicing veterinarians in the United States—rely on Hub International as their insurance broker. In addition, Hub provides directors' and officers' coverage and other insurance to many of AVMA's local and state associations.

Hub's team and the AVMA Professional Liability Insurance Trust (PLIT) work closely together to ensure that service levels and efficiencies are maximized. Under the program, veterinarians serve as reviewers in the claims process, to increase insight and quality of claims resolution. Hub employs its extensive call center capability to assure the highest level of customer service is available to all members of the program. Hub has invested heavily in a continuous improvement process that includes staff training, e-commerce, website development, claims management and customer service to support the needs of our AVMA clients.

Hub's partnership with AVMA's Professional Liability Insurance Trust is a model of long-term cooperation and growth. Over the past 40 years, the AVMA PLIT program has increased in scope and services offered, as has Hub's role in serving a large and diverse mix of veterinarians. In the most recent survey conducted by AVMA, members cited the Professional Liability Insurance Trust as one of the most valuable services offered by the association.



"Hub's Mack and Parker unit has served AVMA's Professional Liability Insurance Trust for the past 42 years, expanding its role from broker to administrator, and we could not be more pleased with their effort and outcome. They offer solid advice through the ups and downs of the business and insurance cycles. Together, we have built a highly successful and very valuable service for AVMA members."

Dr. Rodney Johnson
Professional Liability Insurance Trust
American Veterinary Medicine Association

through Endorsed Programs









"Our dealerships offer very convenient hours for customers, and we rely on Hub's brokers to offer the same convenient service. When we're ready to close a sale, representatives of Hub's TOS Insurance Services respond quickly, delivering policies and plates to our buyers while we are closing the vehicle sale. Even more important, they take the time to explain policy terms and answer the buyer's questions–extending our own customer service efforts. TOS is also the broker for our dealerships, a long-term relationship solidified by consistently high service and a deep understanding of our business needs."

Gordon Dams
President
Dams Ford Lincoln Sales, Ltd.
Surrey and Langley,
British Columbia


Value


through Innovation

Differentiating Hub in a Regulated Market

Hub's ability to create value for clients is highlighted by our strong position in the vehicle insurance market in British Columbia. In. B.C. all basic vehicle policies are issued by the Insurance Corporation of British Columbia (ICBC). ICBC is a provincial corporation that provides universal insurance access to both individual and commercial vehicles. Within the province, all basic insurance policies for vehicles are issued by ICBC through licensed agents. ICBC also provides additional optional coverages to its insureds.

In a largely one-source environment, brokers must work overtime to differentiate their service from that of hundreds of their competitors. Hub's B.C. brokerages have met that challenge by creating innovative solutions for reaching the client. B.C. hubs have been able to obtain a 10% market share by finding ways to make the insurance transaction convenient for their customers.

Hub's B.C. brokerages gain this advantage by delivering policies to car dealerships at the time a car is purchased; providing drive-thru facilities for purchase and renewal of policies; and by delivering renewal materials to the customer's door. Few competitors offer as many delivery and service options as Hub, or as many types of supplemental vehicle and non-vehicle coverage options. Many competitors focus primarily on personal insurance, while others focus on commercial coverage. Hub's brokerages offer access to both, which can add to cross-selling opportunities within the customer base.

Hub's brokerages also target auto dealers as clients. Currently Hub is the broker for about one-third of the dealers in British Columbia. These brokerage relationships create enhanced opportunity to become the provider of choice for dealers' customers, adding further to market share potential.


value

through Specialty Practices

Responding to Specialty Practices

A key value strategy for Hub International is a focus on Specialty Practices, which allow us to provide customers with a very specific expertise that crosses industry lines. Specialty products and practices reflect all of Hub's strengths: access to insurers to obtain hard-to-place coverage, in-depth understanding of client needs, cross-brokerage collaboration for the client's benefit and strong customer service.

Professional Liability is one of those specialty practices. Our Professional Liability Group serves the needs of attorneys, accountants, engineers, architects, real estate brokers, insurance brokers and other professionals. Our Professional Liability practices in the United States and Canada have achieved significant growth in recent years by focusing not only on the types of coverage required by these professionals, but also on the needs of their clients.

From professional liability centers in Toronto and Chicago, Hub consultants educate their colleagues within each regional hub regarding risks and developments in this specialty market. Our professional liability experts also provide insight and support for placement of complex risks across the Hub network. The Professional Liability Group in Hub's Chicago office serves more than 4,000 attorneys, accountants, architects, insurance brokers and other professionals, while also delivering directors' and officers' coverage to the executives and directors of both private and public companies. In Canada, our Professional Liability Group serves the needs of many of Canada's largest law firms and architectural/engineering firms. In Ontario, we manage the coverage program for the Real Estate Council of Ontario as well.



"With roughly 4,000 employees in 56 offices around the globe, we face complex needs for professional liability coverage, including directors and officers insurance. For more than 10 years, we've relied on Hub's Pro-Form Insurance team to help us think creatively and anticipate trends. They take the time to understand our engineering/consulting business and show a strong commitment to both pro-active claims handling and loss prevention training. We also benefit from Hub's access to global networks of brokers who can provide added support for our global operations in the mining and metallurgy industries."

John Tummers
General Counsel and Group Secretary
Hatch
Mississauga, Ontario

Selected Financial Data

We were formed in November 1998 through the merger of 11 independent insurance brokerages into a new company. The merger was accounted for using the pooling-of-interests method.

Our results for the five year period ended December 31, 2003 reflect the acquisition of brokerages that occurred in each respective period. These acquisitions were accounted for using the purchase method. Thus, results of acquisitions are only included from the date of acquisition forward. Accordingly, the results in each period are not directly comparable.

Our historical consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as it relates to us, see note 18 to our audited consolidated financial statements included elsewhere in this Annual Report.

Year ended December 31, (in thousands of U.S. dollars, except per share amounts) (1)	**2003**	2002	2001	2000	1999
Consolidated statement of earnings data:					
Canadian GAAP					
Revenue:					
Commission income	**$259,461**	$200,976	$143,063	$86,410	$47,964
Contingent commissions and volume overrides	**18,530**	11,464	5,899	4,909	2,824
Other	**8,368**	7,520	5,031	3,921	3,309
	286,359	219,960	153,993	95,240	54,097
Expenses:					
Compensation	**156,320**	118,667	88,015	54,701	29,519
Selling, occupancy and administration	**56,606**	44,932	35,276	21,778	13,235
Depreciation	**6,244**	5,492	3,940	1,885	1,275
Interest expense	**5,191**	7,317	7,447	1,981	632
Intangible asset amortization	**3,208**	1,671	4,940	3,260	1,626
(Gain) loss on disposal of property, equipment and other assets	**(202)**	(2,679)	(173)	127	14
(Gain) on put option liability	**(160)**	(186)	(719)	—	—
Non-cash stock based compensation	**4,801**	1,089	—	—	—
Proceeds from life insurance	**(1,000)**	—	—	—	—
	231,008	176,303	138,726	83,732	46,301
Net earnings before income taxes	**55,351**	43,657	15,267	11,508	7,796
Provision for income tax expense	**18,842**	14,256	5,262	5,370	4,052
Net earnings (2)	**$ 36,509**	$ 29,401	$ 10,005	$ 6,138	$ 3,744
Earnings per share (2)					
Basic	**$ 1.22**	$ 1.27	$ 0.53	$ 0.34	$ 0.22
Diluted	**$ 1.14**	$ 1.06	$ 0.50	$ 0.34	$ 0.22
Weighted average shares outstanding:					
Basic	**29,967**	23,181	19,012	18,327	16,941
Diluted	**33,767**	30,199	20,105	18,327	16,941
Dividends declared per share (3)	**$ 0.20**	$ 0.18	$ 0.18	$ 0.13	$ —
U.S. GAAP					
Net earnings (Canadian GAAP)	**$ 36,509**	$ 29,401	$ 10,005	$ 6,138	$ 3,744
Adjustment to investment held for sale	**—**	(2,236)	520	—	—
Cumulative effect of change in accounting policy for put options	**335**	—	—	—	—
Adjustment to put option liability	**(409)**	(814)	(811)	—	—
Change in reporting currency	**—**	—	144	405	233
Net earnings (U.S. GAAP) (4)	**$ 36,435**	$ 26,351	$ 9,858	$ 6,543	$ 3,977
Net earnings per share (U.S. GAAP) (4)					
Basic	**$ 1.22**	$ 1.14	$ 0.52	$ 0.36	$ 0.23
Diluted	**$ 1.14**	$ 0.96	$ 0.49	$ 0.36	$ 0.23

(See footnotes on following page)

(1) *Effective October 1, 2001, we adopted the U.S. dollar as our reporting currency. Our financial results for all periods prior to October 1, 2001 have been restated from Canadian dollars to U.S. dollars at the exchange rate in effect at September 30, 2001 of C$1.00 = $0.6338.*

(2) *As discussed in note 2, "Summary of significant accounting policies," of the notes to the audited consolidated financial statements, we adopted Canadian Institute of Chartered Accountants (CICA) Section 3062 on January 1, 2002. Upon adoption of CICA Section 3062, goodwill is no longer amortized. The following table illustrates the effect that CICA Section 3062 would have had on net earnings and per share information under Canadian GAAP for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 had goodwill not been amortized:*

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts)	**2003**	2002	2001	2000	1999
Reported net earnings—Canadian GAAP	**$ 36,509**	$ 29,401	$ 10,005	$ 6,138	$ 3,744
Add back: Goodwill amortization	—	—	3,996	2,820	1,490
Net earnings adjusted for goodwill	**$ 36,509**	$ 29,401	$ 14,001	$ 8,958	$ 5,234
Basic EPS—Reported	**$ 1.22**	$ 1.27	$ 0.53	$ 0.34	$ 0.22
Basic EPS—Adjusted for goodwill	**$ 1.22**	$ 1.27	$ 0.74	$ 0.49	$ 0.31
Diluted EPS—Reported	**$ 1.14**	$ 1.06	$ 0.50	$ 0.34	$ 0.22
Diluted EPS—Adjusted for goodwill	**$ 1.14**	$ 1.06	$ 0.70	$ 0.49	$ 0.31

(3) *We commenced payment of dividends in the second quarter of 2000.*

(4) *We adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142 (SFAS No. 142) on January 1, 2002. Upon adoption of SFAS No. 142 goodwill is no longer amortized. The following table illustrates the effect that SFAS No. 142 would have had on net earnings and per share information under U.S. GAAP for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 had goodwill not been amortized:*

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts)	**2003**	2002	2001	2000	1999
Reported net earnings—U.S. GAAP	**$ 36,435**	$ 26,351	$ 9,858	$ 6,543	$ 3,977
Add back: Goodwill amortization	—	—	4,065	2,988	1,583
Net earnings adjusted for goodwill	**$ 36,435**	$ 26,351	$ 13,923	$ 9,531	$ 5,560
Basic EPS—Reported	**$ 1.22**	$ 1.14	$ 0.52	$ 0.36	$ 0.23
Basic EPS—Adjusted for goodwill	**$ 1.22**	$ 1.14	$ 0.73	$ 0.52	$ 0.33
Diluted EPS—Reported	**$ 1.14**	$ 0.96	$ 0.49	$ 0.36	$ 0.23
Diluted EPS—Adjusted for goodwill	**$ 1.14**	$ 0.96	$ 0.69	$ 0.52	$ 0.33

Year ended December 31,

(in thousands of U.S. dollars) (1)	**2003**	2002	2001	2000	1999
Consolidated balance sheet data					
Total assets	**$700,603**	$596,876	$502,296	$206,157	$171,202
Total debt (2)	**$113,799**	$107,038	$196,952	$ 34,665	$ 20,565
Total shareholders' equity	**$342,790**	$284,274	$135,271	$112,212	$105,462
Reconciliation to U.S. GAAP:					
Total shareholders' equity (Canadian GAAP)	**$342,790**	$284,274	$135,271	$112,212	$105,462
Adjustment to investment held for sale	**(1,716)**	(1,716)	520	—	—
Accumulated other comprehensive income:					
Unrealized gains (losses), net of tax of $(56)—2003, $85—2002, $(122)—2000, $(26)—1999	**90**	(83)	(140)	198	42
Cumulative translation account	—	496	—	5,811	9,836
Adjustment to put option liability	—	(1,702)	(4,898)	—	—
Executive share purchase plan loan	—	(1,912)	(2,142)	—	—
Total shareholders' equity (U.S. GAAP)	**$341,164**	$279,357	$128,611	$118,221	$115,340

(1) *Effective October 1, 2001, we adopted the U.S. dollar as our reporting currency. Our financial results for all periods prior to October 1, 2001 have been restated from Canadian dollars to U.S. dollars using the exchange rate in effect at September 30, 2001 of C$1.00 = $0.6338.*

(2) *Includes long-term debt and capital leases (including current portion), bank debt and subordinated convertible notes.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this report. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements because of various factors, including those discussed below and elsewhere in this Form 10-K, particularly under the heading "Risk Factors." Reference to "Hub," "we," "us," "our" and the "registrant" refer to Hub International Limited and its subsidiaries, unless otherwise expressly stated. Unless otherwise indicated, all dollar amounts are expressed in, and the term "dollars" and the symbol "$" refer to, U.S. dollars. The term "Canadian dollars" and the symbol "C$" refer to Canadian dollars. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP) and to the extent that they effect us are described in Note 18 to our audited consolidated financial statements.

Overview

Hub is a leading North American insurance brokerage that has grown rapidly since its formation in 1998 through mergers, acquisitions and organic growth. We provide a broad array of property and casualty, life and health, employee benefits, investment and risk management products and services through offices located in the United States and Canada. We are pursuing a growth strategy that includes expansion of our geographic footprint across the United States and deeper penetration of the insurance brokerage market in both the United States and Canada. Both acquisitions and internal growth are core components of our strategic plan for revenue expansion.

We anticipate that increases in revenue, higher revenue per employee, expense control and more advantageous commission arrangements with insurance firms will be instrumental in margin expansion efforts.

As of December 31, 2003, our operations included 10 regional "hub" brokerages—five in the United States and five in Canada—and more than 150 offices staffed by approximately 2,500 people. Our strategic plan calls for the addition of approximately 10 additional U.S. hubs to extend our geographic footprint. Brokerages large enough to be considered hubs will generally have annual revenue in excess of $10 million. In addition to larger, "hub" acquisitions by the parent corporation, each regional hub is tasked with pursuing smaller, fold-in acquisitions that either expand its geographic penetration or add new specialization or expertise to the regional operation.

We generally acquire larger, "hub" brokerages, for a combination of cash and stock. Although there are variations in the purchase terms for each hub, our goal is to pay 30%–70% of the "hub" purchase price in our common stock, while setting escrow periods of up to 10 years for the sellers to hold these shares. We believe the use of escrowed stock in major acquisitions creates increased alignment of interests between senior managers and the public shareholders of the corporation. We have paid all cash for the acquisition of certain brokerages, and may pay an all cash purchase price for brokerages in the future. As of December 31, 2003, senior managers of the company and its hubs owned approximately 4,129,000 shares, or 12.5% of shares outstanding, while all employees as a group held approximately 9,176,000 shares, or 27.8% of total shares outstanding.

During the three years ended December 31, 2003, we acquired 24 brokerages in the United States and another 9 brokerages in Canada, adding a combined $156.5 million to our revenue as of the dates of acquisition. Of these acquisitions, 4 were regional hubs, all based in the United States. United States revenue has grown to 62% of our total in 2003 from 21% in 2000, reflecting primarily acquisition growth but also organic growth and our strategic plan to use acquisitions to expand across the United States. Organic growth is similar to the *same-store*-sales calculation used by retailers. It includes revenue growth from units included in our financial statements for at least 12 months. Because we apply the purchase method of accounting for acquisitions, acquired brokerages' financial results are included only from the date of acquisition.

We acquired brokerages with aggregate annual revenue of $8.1 million in 2003, down from approximately $59.6 million of acquired revenue in 2002. The slower pace of acquisitions in 2003 resulted from a number of factors, including competition for brokerages by banks and other buyers willing to acquire insurance brokers at higher valuations than we and most industry peers have been willing to pay.

Our management believes pricing discipline is a key to successful acquisition efforts and did not complete potential acquisitions that did not meet our pricing criteria. During 2003, for example, we considered an acquisition of a large brokerage firm in Chicago, but decided against the potential transaction as a result of our due diligence process. This process led to diversion of a significant amount of management's time, which weighed against other acquisition efforts. We still continue to have a goal of acquiring an average of 2 hub operations per year, increasing our base of U.S. hubs to 15 from the current six. Acquisitions will be driven by opportunity, pricing and fit, however, not by a rigid timetable.

Our revenue base is diversified across a large number of insurance products and services, including:

Commercial insurance		Personal insurance
Property and casualty	**Employee benefits**	**Property and casualty**
• Business property	• Group life and health	• Home
• Auto and trucking fleets	• Employment issues	• Personal property
• Technology	• Human resources	• Auto and recreational vehicles
• Intellectual property	• Retirement plans	• Travel accident and trip cancellation
• Natural disaster	• Contract review	**Life, health and financial**
• Workers' compensation	**Risk management services**	• Disability
• Liability	• Claims management	• Life
• Surety bonds	• Risk finance structuring	• Investments
• Business income	• Exposure evaluation	• Financial planning
• Accounts receivable	• Coverage analysis	
• Environmental risks	• Contract review	

Commercial lines have increased as a percentage of our total revenue, increasing to 77% in 2003 from 18% in 2001, largely as a result of our more rapid expansion in the United States, where middle market companies and other commercial clients are the primary source of revenue. In 2003, commercial lines constituted 89% of U.S. revenue and 58% of Canadian revenue. In British Columbia (Canada), we are the largest broker of government underwritten auto insurance, a personal line. In addition, Canada's public health care system eliminates a significant portion of the demand for employer-provided health insurance, a major commercial product line for us in the United States.

We employ a number of distribution channels to deliver products and services to clients. Among the distribution channels we employ are:

- Retail sales and service centers that target middle-market companies, providing a broad range of property and casualty insurance, life and health insurance, risk management and financial services;
- Retail call-centers provide sales and services by telephone to individuals or members of employee groups, associations, affinity groups and specific communities. We operate call-centers in Chicago, and in Saint John, New Brunswick and Chilliwack, British Columbia;
- Wholesale life and financial services centers, known as managing general agents, provide life and financial products and expertise to independent agents on a wholesale basis from our locations in Vancouver, Calgary, Montreal and Toronto;
- Wholesale property and casualty insurance centers provide products, international risk solutions, captive management programs and specialty lines to independent brokers and corporations in North America and globally from offices in New York, Toronto, Montreal and Vancouver.

In addition, we are a member of the Worldwide Broker Network, a consortium of international brokerages which we can access to service U.S. or Canadian clients who require insurance internationally.

Because we have a diverse mix of products, services, insurer relationships and distribution channels, revenue and profitability levels are not usually highly susceptible to major changes as a result of a single product or service. (An exception occurred in 2003. See "U.S. Results" on page 22.) However, general economic trends can influence both overall insurance rates—and commissions—and availability or costs of individual types of coverage.

During the 1990s, for example, insurance rates were generally considered low, or "soft," as insurance companies sought to maximize the flow of premium dollars that they could invest profitability in a rising stock market and in other investments. Beginning in 2000, as return on investment began to shrink, insurance rates began to rise, or "harden," a pace that accelerated rapidly after the terrorist attack of September 11, 2001. During the past two years, premium rates have remained firm for most types of coverage, rising 10% to 15% per year in many cases. During 2003, the Canadian market remained firm, but the U.S. market experienced some softening of premium rates for property and casualty coverage. Rates for liability, health and other types of coverage continued to experience increases however. Looking toward 2004, we anticipate some continued softening in the U.S. market and the beginning of softening in the Canadian market as the year progresses.

For us, as for other brokers, rising rates can present both positive and negative effects. Rising premiums usually yield stronger commission levels, if the insurance buyer maintains its coverage levels. However, many insurance buyers will respond to rising rates by reducing total coverage, often by raising deductibles, reducing limits of coverage, or by leaving some risks uninsured. In addition, a weak economic environment often leads to lower sales and employee headcounts at client companies, leading in turn to reduced demand for employee benefits, liability and other types of coverage tied to business activity levels. Our ability to achieve organic revenue growth is not solely dependent on rising or declining rates, but results from a more complex mixture of general economic growth, access to coverage from insurers and marketing/sales expertise.

Our strategic plan has traditionally included a highly decentralized structure that offered a large degree of autonomy to each regional "hub" operation. We have sought to acquire strong businesses and retain the services and commitment of the management teams that built those businesses successfully. Decentralization has been a core component of this growth plan. As the company continues to grow, however, it is likely that added investment will be made to coordinate more functions from the head office, enhancing the potential for cross-selling, international coordination, marketing efficiency, total expense management and financial controls.

Because we are a service organization, compensation and other personnel costs make up the largest component of total expenses—70% in 2003. Property and equipment are comprised primarily of furniture, computer systems and office equipment. Therefore, Hub's capital resources, including external borrowings, internally generated cash flow and issuance of common shares, are targeted primarily toward acquisitions.

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002

We achieved growth in revenue and profitability in 2003. Although the pace of acquisitions did not match that of 2002, we benefited from strong organic growth rates in most hubs, contributions from brokerages acquired in 2002 and the currency exchange benefits of a strengthening Canadian dollar. Overall, our management believes the company made strong progress on several fronts in 2003, including increased penetration of the commercial middle market in British Columbia, expansion of the professional liability practice in Chicago and growth of the wholesale brokerage business in New York and Toronto.

As a result of these and other factors, we reported a 30% revenue increase to $286.4 million in 2003, while net earnings increased 24% to $36.5 million. Diluted earnings per share increased 8% to $1.14 from $1.06. The slower rate of growth in diluted earnings per share as compared to growth in revenue and net earnings reflected a larger number of average shares outstanding, resulting from both our U.S. IPO in June 2002 and the use of common shares in both acquisitions and compensation programs.

The table below shows a breakdown of our revenue by segment and type for 2003 including organic growth for 2003:

(in thousands of U.S. dollars, except percentages)	Revenue 2003	Revenue 2002	Total Net Change ($)	Total Net Growth (%)	Adjustment for (Acquisitions) and Disposals	Organic Growth ($)	Organic Growth (%)
Total							
Commission Income	**$259,461**	$200,976	$58,485	29%	$(36,303)	$22,182	11%
Contingent Commissions and Volume Overrides	**18,530**	11,464	7,066	62%	(2,951)	4,115	36%
Other Income	**8,368**	7,520	848	11%	(749)	99	1%
Total	**$286,359**	$219,960	$66,399	30%	$(40,003)	$26,396	12%
U.S.							
Commission Income	**$158,025**	$120,741	$37,284	31%	$(35,038)	$ 2,246	2%
Contingent Commissions and Volume Overrides	**13,493**	7,780	5,713	73%	(2,872)	2,841	37%
Other Income	**5,701**	5,628	73	1%	(753)	(680)	(12)%
Total	**$177,219**	$134,149	$43,070	32%	$(38,663)	$ 4,407	3%
Canada							
Commission Income	**$101,436**	$ 80,235	$21,201	26%	$ (1,265)	$19,936	25%
Contingent Commissions and Volume Overrides	**5,037**	3,684	1,353	37%	(79)	1,274	35%
Other Income	**2,667**	1,892	775	41%	4	779	41%
Total	**$109,140**	$ 85,811	$23,329	27%	$ (1,340)	$21,989	26%

Of the $66.4 million in new revenue we reported, $40.0 million, or 60% reflected growth through acquisition, while $26.4 million, or 40% resulted from organic growth. By comparison, acquired units added $46.1 million, or 70% of 2002's sales growth, while organic growth contributed $19.9 million, or 30% of our revenue increases. Organic growth figures for both revenue and earnings include the impact of foreign exchange rate changes between the U.S. and Canadian dollars. In 2003, the rise of the Canadian dollar versus the U.S. dollar contributed 5 percentage points of our 12% organic growth rate in revenue.

Commission income, which usually ranges from 5% to 20% of the premium charged by insurers, provides approximately 91% of our revenue base. In addition to these "core" commissions, the company derives revenue from:

- Volume overrides—additional compensation paid by insurance companies to brokerages on the basis of the overall volume of business a brokerage places with the insurance company.
- Contingent commissions—additional compensation based on the profit an insurance company makes on the book of business a brokerage places with the insurance company.
- Other income—comprised of fees and interest income, including income earned while we hold client premiums on behalf of insurance companies.

Volume overrides and contingent commissions are typically paid in the first or second quarter, based on prior-year performance. The sharp increase in contingent commissions and volume overrides in 2003 reflected increased profitability of business placed by us at higher premium rates and increased concentrations of some placements among a group of selected insurers.

In addition to the variations that can result from changes in organic growth rates, acquisitions and other variables related to operations, both 2003 and 2002 results included a number of factors that can complicate any efforts at direct comparisons. The following chart shows the net earnings and diluted per-share impacts that several of these factors had over the past two years. They are shown here as an added disclosure to increase investor understanding.

(in thousands of U.S. dollars, except per share amounts)	Net Earnings	Diluted EPS
2003 net earnings (Canadian GAAP)	**$36,509**	**$ 1.14**
Impact of foreign exchange	**(2,056)**	**(0.06)**
Life insurance proceeds	**(1,000)**	**(0.03)**
Non-cash stock based compensation	**4,801**	**0.14**
Adjusted 2003 results	**$38,254**	**$ 1.19**

(in thousands of U.S. dollars, except per share amounts)	Net Earnings	Diluted EPS
2002 net earnings (Canadian GAAP)	$29,401	$ 1.06
Gain on sale of Old Lyme	(2,613)	(0.09)
Non-cash stock based compensation	1,089	0.04
Adjusted 2002 results	$27,877	$ 1.01

As shown above, we benefited from both a stronger Canadian dollar and the receipt of life insurance proceeds in 2003, while 2002 results were strengthened by the sale of two insurance subsidiaries. The impact of foreign exchange on 2002 earnings was insignificant. In addition, 2003 included a full year's amortization of non-cash stock based compensation, versus 2002 which included only six months of amortization. Excluding the effects of these items, net income would have increased 37% in 2003, versus 24% under Canadian GAAP, and diluted earnings per share would have increased 18% in 2003, versus 8% under Canadian GAAP.

Changes in currency exchange rates are not an unusual item. Because we derive our revenue from both the United States and Canada and do not use derivatives to manage our Canadian pre-tax income, foreign exchange fluctuations will continue to impact our results. We have highlighted the impact of these changes because currency translation effects can lead to reported results that are less meaningful than local-currency results as an indicator of underlying operations. This year the strength of the Canadian dollar versus the U.S. dollar had a positive impact on our results. A decline would have a negative effect. See "Market Risk."

U.S. Results. U.S. revenue grew 32% to $177.2 million, or 62% of revenue, in 2003, due to both organic growth and the contributions of operations acquired in 2002. Acquisitions added $38.7 million to revenue—90% of the increase—while organic growth provided $4.4 million, or 10% of revenue growth. Our U.S. operations posted an organic growth rate of 3% in 2003, an 81% decrease from 16% in 2002. Core commission income increased 2%, while contingent commissions and volume overrides grew 37%.

During 2003 we experienced an unusual timing issue at a single hub that provides lender-placed auto insurance coverage for financial institutions. Lender-placed coverage is primarily collision coverage on automobiles financed through a financial institution. This is a high-volume business that is generally very profitable for us. However, in the third quarter of 2003, two financial institutions adjusted their credit policies, leading to cancellation of several quarters' worth of policies in a single quarter resulting in 2003 revenue being reduced by approximately $4.3 million. Excluding the impact of this product line, U.S. organic growth was 9% in 2003.

During 2003, U.S. insurance premium rates remained strong—or hard—for most product lines, although rates for property coverage showed only modest increases as the year progressed. Hard insurance pricing in 2002 contributed strongly to a significant increase in contingent profitability income from insurers in 2003, as these insurers benefited from the near-term impact of higher rates implemented in 2002. Our management believes contingent commissions are likely to rise or decline only marginally in 2004 versus 2003 levels, reflecting a relative moderation in the pace of rate increases.

In the United States, our brokerages benefited from new business generation, additional revenue from businesses acquired during 2002 and moderate premium rate increases. While higher premium rates on most product lines added nominally to total premium amounts, client response to higher rates often included a reduction in total coverage, increasing deductibles and other cost-savings techniques. In addition, the relative weakness in the U.S. economy led to declines in sales levels and staff headcount at many of our clients. Many products, including employee benefits and product liability coverage, are linked closely to the level of business activity at our clients. A weak economy reduces total risk, total coverage and total premiums for these clients.

As a result, our management believes an economic recovery that adds jobs and revenue at our client could make a meaningful contribution to organic growth in 2004. In addition, stronger revenue and earnings of our clients could lead these clients to reinstate coverages or lower deductibles, which also would have a beneficial impact on total premiums and commissions.

Canadian Results. Canadian revenue grew 27% to $109.2 million, or 38% of consolidated revenue, in 2003, primarily as a result of a strengthening of the Canadian dollar against the U.S. dollar as well as organic growth. Canadian brokerages posted organic growth of 26%, of which 14 percentage points reflected a stronger Canadian dollar. Acquisitions added only $1.3 million, or 6%, of the revenue increase, reflecting a slower pace of fold-in acquisitions in Canada than in the United States. Apart from foreign currency gains, in Canada, our brokerages benefited from strong organic growth and a sustained pace of increases in insurance premium rates. Canadian rate trends have trailed those of the United States, leading to expectations that Canadian premium rates will continue to be firm for much of 2004, with some softening as the year progresses. Because Canadian revenue includes a lower percentage of commercial business and more personal lines, any acceleration in economic growth that adds to payrolls is not expected to have as strong a benefit in Canada as in the United States. The strong rate of organic growth in Canada reflected both increased market penetration and continued strength in premium rates. Our strong relationships with and access to insurers in Canada proved to be an important competitive advantage in 2003, leading to increased sales to clients who were unable to obtain coverage from other sources. As was the case in the United States, Canadian operations benefited strongly from an increase in contingent commissions and volume overrides, which grew 37% in 2003, versus a decline of 12% in 2002.

Compensation Expense. The majority of our expenses are related to compensation, which increased 35% in 2003 to $161.1 million. As a percentage of revenue, compensation increased to 56% from 54% in 2002, due in large part to an increase in non-cash stock based compensation. Total compensation includes both cash based salaries and benefits and non-cash stock based compensation. Cash-based compensation grew 32% to $156.3 million in 2003, while non-cash stock based compensation increased 341% to $4.8 million.

Compensation Comparison

($ in thousands)	**2003**	2002	% Change	% of Revenue
Compensation (cash) . .	**$156,320**	$118,667	32%	54%
Non-cash stock based compensation.	**4,801**	1,089	341%	2%
Total	**$161,121**	$119,756	35%	56%

We have undertaken a number of initiatives to reduce or maintain compensation expense. During 2002, members of the executive management group agreed to accept 50% of their earned bonuses in the form of stock options, rather than cash. At the close of 2003, we obtained agreement from managers to restructure the company's management bonus agreement. Under the new agreement the non-cash stock option component of the annual bonus was eliminated in exchange for restricted share units to be issued in the first quarter of 2004. In addition, whereas the management bonus agreement was previously contractual in nature, the restructured plan is no longer contractual and may be subject to change as we deem necessary. Management has estimated that approximately $16.9 million of restricted share units will be issued in connection with the modifications. The amount of restricted share units to be issued was based upon a multiple of the previous two years average bonus. The restricted share units will all vest in full on January 1, 2011 subject to continued employment. Although the impact of this change is expected to be earnings-neutral in 2004, the long-term effect is to reduce compensation costs as a percentage of revenue.

In addition to cash compensation, we have employed non-cash compensation tools such as stock options, restricted shares and restricted share units for senior employees. In response to investor interest in the true impact of these costs, we began recognizing the expense of non-cash stock based compensation during 2002. We recognized $4.8 million of expense for the full year in 2003, including both stock options and restricted share units, versus $1.1 million of expense for two quarters of 2002. Options vest evenly over three years and expire in seven years from issuance. Shares derived from the options are held in escrow for a period of five years from the date the options are granted, subject to early release in certain circumstances. Restricted share units vest over periods ranging from 48 months to 95 months. Our policy is to expense the fair value of non-cash stock based compensation to employees over the period in which entitlement to the compensation vests. The amount of expense recognized in each quarter related to stock options will vary with respect to exercise and forfeiture of options.

In total, as of December 31, 2003, we had issued and outstanding approximately 1.5 million stock options at a weighted average exercise price of $15.64. Our closing share price on the New York Stock Exchange was $16.76 on December 31, 2003.

Selling, Occupancy and Administration Expense. Selling, occupancy and administration expense increased 26% to $56.6 million in 2003. As a percentage of revenue, selling, occupancy and administration expense declined slightly to 19.8%, versus 20.4% in 2002.

Depreciation. Depreciation declined slightly to 2.2% of revenue in 2003 from 2.5% in 2002. The lower relative impact reflected control of capital expenditures while revenue grew. This number is not particularly important, as our business is not driven by capital expenditures.

Interest Expense. Interest expense decreased 29% to $5.2 million from $7.3 million in 2002. This decline reflected in large part the application of $80 million in proceeds for the 2002 IPO to pay down debt. In addition, interest expense was reduced by the benefits of performance-based forgiveness of interest payments due under a loan agreement with an insurer and an interest rate swap during the third and fourth quarters of 2003. The interest rate swap effectively converted $65 million of fixed interest rate senior notes into floating rate instruments, reducing interest expense on the senior notes by $0.8 million in 2003.

Intangible Asset Amortization. In January 2004, we adopted a corporate marketing and positioning strategy to build awareness of the Hub brand across all of our markets and to encourage greater coordination and collegial identity among our employees. As part of this corporate consolidation and identity development program, we have reassigned a number of key executives to new or expanded areas of responsibility and determined that future marketing and communications will be conducted under the Hub International name, rather than the traditional corporate names of acquired brokerages. As a result, in the first quarter of 2004 certain of our subsidiaries changed their names and as a result, we will recognize a non-cash impairment expense of approximately $2.6 million before tax related to trademarks.

Gain on Put Option Liability. In addition to the issuance of stock options, we issued put options to a number of individuals as part of the sale of their brokerages to us. These put options allowed the former owners to require us to repurchase our shares issued to them when we acquired their brokerages. We negotiated the cancellation of put options with one group of former owners during 2002 and negotiated the cancellation of all remaining put options during 2003.

Provision for Income Tax Expense. Our effective tax rate increased in 2003 to 34% from 33%. The difference in tax rates was affected most directly by non-taxable items in both 2003 and 2002. Approximately $2.6 million of 2002 earnings—resulting from the sale of two subsidiaries, Old Lyme Insurance Company of Rhode Island Inc. and Old Lyme Insurance Company, Ltd. (collectively, "Old Lyme")—were non-taxable, while $1 million of 2003 earnings—resulting from life insurance proceeds—were non-taxable. Absent these two items, the tax rates were unchanged at approximately 34.7% in both years. Based on existing operations, management anticipates that our effective tax rate will likely be in the range of 36%–39% in 2004.

Net Earnings and Earnings Per Share. Our net earnings increased 24% to $36.5 million in 2003, primarily as a result of growth in revenue. As a percentage of revenue, net earnings declined approximately 0.6 percentage points to 12.8% in 2003 from 13.4% in 2002. Diluted earnings per share increased at a somewhat slower rate than net earnings—8% to $1.14, due primarily to a larger number of shares outstanding.

Our use of shares as a core component of our acquisition proceeds and as a form of executive compensation has led to significant increases in the number of shares outstanding over the past few years. In addition, we issued 6.9 million common shares in our June 2002 U.S. IPO and listing on the New York Stock Exchange. The weighted average number of diluted shares outstanding increased from 20.1 million in 2001 to 30.2 million in 2002 and 33.8 million in 2003. The impact of new acquisitions on the level of weighted average diluted shares outstanding in 2004 will be determined by both the size of acquisitions and their timing within the coming year.

As shown in the table on page 22, net earnings increased $2.6 million or $0.09 per diluted share, in 2002 on the sale of two insurance subsidiaries and decreased $1.1 million or $0.04 per diluted share due to non-cash stock based compensation. In 2003, diluted earnings per share increased $0.03 per diluted share from life insurance proceeds and another $0.06 per diluted share from foreign exchange rates and net earnings decreased $4.8 million or $0.14 per diluted share due to non-cash stock based compensation. Excluding these effects our diluted earnings per share would have increased from $1.01 in 2002 to $1.19 in 2003 on a comparable basis.

Year ended December 31, 2002 compared to year ended December 31, 2001

(in thousands of U.S. dollars, except percentages)	Revenue 2002	Revenue 2001	Total Net Change ($)	Total Net Growth (%)	Adjustment for (Acquisitions) and Disposals	Organic Growth ($)	Organic Growth (%)
Total							
Commission Income	$200,976	$143,063	$57,913	40%	$(39,213)	$18,700	13%
Contingent Commissions and Volume Overrides	11,464	5,899	5,565	94%	(4,194)	1,371	23%
Other Income	7,520	5,031	2,489	49%	(2,702)	(213)	(4)%
Total	$219,960	$153,993	$65,967	43%	$(46,109)	$19,858	13%
U.S.							
Commission Income	$120,741	$ 71,202	$49,539	70%	$(39,906)	$ 9,633	14%
Contingent Commissions and Volume Overrides	7,780	1,693	6,087	360%	(4,214)	1,873	111%
Other Income	5,628	2,534	3,094	122%	(2,729)	365	14%
Total	$134,149	$ 75,429	$58,720	78%	$(46,849)	$11,871	16%
Canada							
Commission Income	$ 80,235	$ 71,861	$ 8,374	12%	$ 693	$ 9,067	13%
Contingent Commissions and Volume Overrides	3,684	4,206	(522)	(12)%	20	(502)	(12)%
Other Income	1,892	2,497	(605)	(24)%	27	(578)	(23)%
Total	$ 85,811	$ 78,564	$ 7,247	9%	$ 740	$ 7,987	10%

Revenue. We increased total revenue by $65.9 million, or 43%, to $219.9 million in 2002 from $154.0 million in 2001. Of this increase, $46.1 million or 70% was attributable to acquisitions, primarily from the acquisitions of Kaye, Burnham and Flanagan in 2001, and $19.9 million or 30% was attributable to organic growth. Commission income increased by $57.9 million, or 40%, to $200.9 million in 2002, from $143.1 million in 2001. Excluding the effect of acquisitions, commission income increased by $18.7 million, or 13%, due to organic growth, including the continued firming of insurance premium rates. In 2002, revenue from contingent commissions and volume overrides increased by $5.6 million, or 94%, to $11.5 million from $5.9 million in 2001. Excluding the effects of acquisitions of $4.2 million, contingent commissions and volume overrides increased by $1.4 million or 23% as compared with the prior year. This increase resulted primarily from contingent commissions earned in the third and fourth quarters of 2002 from Fairfax related to premium volume placed with Old Lyme. In 2002, other income, which includes fees and interest income, increased by $2.5 million, or 49%, to $7.5 million from $5.0 million in 2001. Excluding the effects of acquisitions of $2.7 million, other income decreased by $0.2 million.

U.S. Results. Total revenue from U.S. Operations increased by $58.7 million, or 78%, to $134.1 million in 2002 from $75.4 million in 2001. Excluding the effect of acquisitions, total revenue increased $11.9 million, or 16%, primarily due to increases in commission income. Commission income increased by $49.5 million, or 70%, to $120.7 million in 2002 from $71.2 million in 2001. Excluding the effect of acquisitions, commission income increased $9.6 million, or 14% due to organic growth and higher premium rates. Revenue from contingent commissions and volume overrides increased by $6.1 million, or 360%, to $7.8 million in 2002 from $1.7 million in 2001. Excluding the effect of acquisitions of $4.2 million, contingent commissions and volume overrides increased by $1.9 million, or 111%, as compared with the prior year. Of this increase, $1.2 million was attributable to contingent commissions earned in the third and fourth quarters of 2002 from Fairfax, as previously discussed, and the remainder was the result of enhanced relationships established with other insurance companies. Other income, which includes fees and interest income, increased by $3.1 million, or 122%, to $5.6 million in 2002 from $2.5 million in 2001. Excluding the effect of acquisitions of $2.7 million, other income increased $0.4 million, or 14% from 2001. This increase is due to an increase in income earned related to the financing of client premiums partially offset by lower interest income as a result of a decrease in interest rates compared with the prior year.

Canadian Results. Total revenue from Canadian Operations increased by $7.2 million, or 9%, to $85.8 million in 2002 from $78.6 million in 2001. Excluding the effect of net dispositions of $0.7 million, total revenue increased by $8.0 million or 10%. This increase was due to increases in commission income. Commission income increased by $8.3 million, or 12%, to $80.2 million in 2002 from $71.9 million in 2001. Excluding the effect of net dispositions of $0.7 million, commission income increased by $9.1 million, or 13%, the result of organic growth and higher premium rates. Contingent commissions and volume overrides decreased by $0.5 million, or 12%, to $3.7 million in 2002 from $4.2 million in 2001. This decrease was primarily attributable to deteriorating loss ratios on business placed with insurance companies during 2001. Other income, which includes fees and interest income, decreased by $0.6 million, or 24%, to $1.9 million in 2002 from $2.5 million in 2001. This decrease was attributable primarily to lower interest rates in 2002 compared with 2001.

Compensation Expense. Compensation expense in 2002 increased by $30.7 million, or 35%, to $118.7 million from $88.0 million in 2001. Compensation expense as a percentage of total revenue decreased 3% to 54% from 57% in 2001. This proportional decrease resulted largely from revenue growth as certain fixed compensation expense remained constant, and from a decrease in the accrual of executive management profitability bonuses (approximately $4.7 million or 2.1% of revenue) associated with the granting of stock options. In 2002 we changed our executive management bonus plan to require that 50% of earned bonuses be paid with stock option awards.

Selling, Occupancy and Administration Expense. Selling, occupancy and administration expenses increased by $9.6 million, or 27%, to $44.9 million in 2002 from $35.3 million in 2001. As a percentage of total revenue, selling, occupancy and administration expenses decreased to 20% in 2002 from 23% in 2001. This decrease was due to efforts to ensure that certain fixed costs remained constant while revenue grew.

Depreciation. Depreciation expenses increased by $1.6 million, or 39%, to $5.5 million in 2002 from $3.9 million in 2001. Depreciation expenses remained unchanged as a percentage of total revenue at 3% in both 2002 and 2001.

Interest Expense. Interest expense decreased by $0.1 million, or 2%, to $7.3 million in 2002 from $7.4 million in 2001. In June 2002, we repaid $122.5 million of our total outstanding long-term debt and subordinated convertible debentures with proceeds from the sale of Old Lyme and our U.S. initial public offering. This reduction in debt decreased interest expense in the third and fourth quarter of 2002 by approximately $1.5 million per quarter compared to 2001.

Goodwill and Other Intangible Asset Amortization. Intangible asset amortization decreased by $3.2 million, or 66%, to $1.7 million in 2002 from $4.9 million in 2001. This decrease is attributable to the elimination of goodwill amortization, effective January 1, 2002, in accordance with The Canadian Institute of Chartered Accountants Accounting Standards Board Handbook Section 3062, "Goodwill and Other Intangible Assets."

Gain on Disposal of Investment Held for Sale, Property, Equipment and Investments. These gains have increased by $2.5 million, or 1449%, to $2.7 million in 2002 from $0.2 million in 2001. Included in 2002 is a $2.6 million, non-taxable gain on the sale of Old Lyme. This gain increased basic and diluted earnings per share by $0.11 and $0.09, respectively. As part of our acquisition of Kaye in 2001, we acquired Old Lyme, with the intent to sell the operation and have since sold it to a subsidiary of Fairfax at a purchase price equivalent to its U.S. GAAP book value as of December 31, 2001 of approximately $43.5 million. The sale of Old Lyme was completed on May 30, 2002. As of December 31, 2002, Fairfax owned 27% of our common shares. Prior to the sale, we recorded Old Lyme as an investment available for sale, and accordingly, its results of operations are not included in our consolidated earnings.

Gain on Put Option Liability. The gain on put option liability of $0.2 million in 2002, as compared to $0.7 million in 2001, reflect changes in the fair value of put options granted by us. We issued put options as consideration for certain businesses acquired in the second and third quarters of 2001. The related put option liability is classified as long-term debt at fair value until such time as the options are exercised or expire. Factors affecting the fair market value of the put option are the stock price, stock volatility, and interest rates.

Non-Cash Stock Option Compensation. Non-cash stock option compensation of $1.1 million in 2002 reflects the impact of approximately 1.3 million stock options granted in June of 2002. The options were granted with an exercise price of $15.67 per share (fair market value at date of grant) and vest evenly over three years. The options expire in seven years. Our policy is to expense the fair value of stock options granted to employees over the period in which entitlement to the compensation vests. Non-cash stock option compensation was 0.5% of total revenue for 2002.

Provision for Income Tax Expense. Income taxes in 2002 and 2001 amounted to $14.3 million and $5.3 million, respectively, resulting in an effective tax rate of 33% and 34% in 2002 and 2001, respectively. This decrease in effective tax rate was primarily the result of the non-taxable gain of $2.6 million on the sale of Old Lyme.

Net Earnings. Net earnings in 2002 increased by $19.4 million or 194%, to $29.4 million in 2002 compared with $10.0 million in 2001. Basic earnings per share increased 140% to $1.27 in 2002 compared with $0.53 per share in 2001. Diluted earnings per share increased 112% to $1.06 in 2002 from $0.50 in 2001.

Cash Flow, Liquidity and Capital Resources

We improved our financial position and capacity for acquisitions in 2003 through positive cash flow from operations and a private debt offering. As a result of these factors, as of December 31, 2003, we had cash and cash equivalents of $82.1 million, an increase of 102%, from $40.6 million as of December 31, 2002. Operating activities generated $53.9 million of cash in 2003 compared to $19.1 million in 2002. The amount of cash provided by operating activities is affected by net earnings for the period, non-cash income and expenses, the collection of accounts and other receivables and the payment of accounts payable and accrued liabilities. In 2003, $20.1 million of cash was used in investing activities, primarily for the acquisitions of property and equipment and the purchase of subsidiaries compared to $8.4 million in 2002. Also in 2003, $4.6 million of cash was provided from financing activities, primarily resulting from our private debt offering, of $65.0 million, and offset by the repayment of long-term debt and capital leases, and the payment of dividends. In 2003, the effect of exchange rate changes on cash and cash equivalents was an increase of $3.1 million compared to $0.1 million in 2002. Net debt, defined as long-term debt ($78.8 million) and subordinated convertible debentures ($35.0 million) less non-trust cash (cash and cash equivalents of $82.1 million) as of December 31, 2003, was $31.7 million compared with $66.4 million as of December 31, 2002.

As a broker, we collect and hold premiums paid by clients, deduct commissions and other expenses from these payments, and hold the remainder in trust, which we remit to the insurers who provide coverage to clients. We earn interest on these funds during the time between receipt of the cash and the time the cash is paid to insurers. The cash held in trust is shown separately on our balance sheet. On the statement of cash flows, changes in trust cash are included as part of the change in non-cash working capital and the determination of cash provided from operating activities.

In addition to internally generated cash, we maintain two separate credit facilities:

(1) Revolving U.S. dollar LIBOR loan—This undrawn facility was renegotiated in December 2003 subject to completion of the definitive amended agreement. Under the new terms, the unsecured facility totals $50 million and bears interest at a floating rate of prime plus 1% or 112.5 basis points above LIBOR, which were 1.12% and 1.42% at December 31, 2003 and 2002, respectively. The facility is available on a revolving basis for one year and expires on December 13, 2004; however if the revolving period is not extended, we may convert the outstanding balance under the facility to a three-year non-revolving term loan repayable at the end of three years with an interest rate of 137.5 basis points above the Canadian dollar interest swap rate. An annual commitment fee of 20 basis points is assessed on the unused balance. Borrowings under this facility totaled $NIL and $50 million at December 31, 2003 and 2002, respectively. We are in compliance with all financial covenants governing this facility as of December 31, 2003 and 2002.

(2) Demand U.S. dollar base rate loan—We have an undrawn $9.3 million facility which expires on July 18, 2004 and bears interest at the bank's U.S. base rate plus 50 bonus points. Borrowings under this facility are repayable on demand.

In June 2003, we completed a private placement of $65 million in principal amount of unsecured senior notes. The senior notes were issued in two series. Series A represents $10 million of 5.71% senior notes with interest due semi-annually, and principal due of $3,333 annually, June 15, 2008 through June 15, 2010. Series B represents $55 million of 6.16% senior notes with interest due semi-annually, and principal due of $11,000 annually June 15, 2009 through June 15, 2013. The senior notes were sold on a private basis in the United States to institutional accredited investors. Net proceeds of the sale of the senior notes were used to pay down $50 million of our revolving U.S. Dollar LIBOR Loan with the balance held for general corporate purposes, which may include future acquisitions. We incurred approximately $0.7 million in fees and expenses related to the offering of these notes, which were capitalized and are being amortized to expense over the term of the notes. At December 31, 2003, $65 million was outstanding under the senior notes. We are in compliance with all financial covenants governing the senior notes.

On July 16, 2003, we entered into an interest rate swap agreement. The effect of the swap is to convert the fixed rate interest payments of 5.71% and 6.16% on $10 million and $55 million, respectively, of the senior notes in order to ensure that we pay a market related interest rate on a portion of our borrowings. Under Canadian GAAP, we account for the swap transaction using the synthetic instruments method under which the net interest expense on the swap and associated debt is reported in earnings as if it were a single, synthetic, financial instrument. As at December 31, 2003, we estimate the fair value of the swap to be $2.6 million, which is not recognized in these financial statements. Accordingly, $2.6 million is the estimated amount that we would need to pay to terminate the swap as of December 31, 2003.

Also at December 31, 2003, we had outstanding a $7.5 million term loan from an insurance carrier. The terms of the loan provide for an incentive arrangement whereby a credit can be earned that will reduce annual interest payments under the loan (based on target premiums placed with the carrier) and reduces the principal repayment due in February 2007 (based on both target premiums placed with the carrier as well as the loss ratio on premiums placed with the carrier). Credits were earned for 2003 and 2002 which reduced interest payments to zero from $750 and $229, respectively.

In addition to these primary credit sources, we ended 2003 with $6.3 million of subsidiary debt comprised of various notes payable, term loans and capital leases. We intend to repay these liabilities from internally generated cash flow, existing cash balances and/or borrowings under our credit facilities as the subsidiary debt becomes due during 2003 through 2010. Of the outstanding subsidiary debt, $0.5 million is secured by liens on certain assets of our subsidiaries.

Also at December 31, 2003, we had outstanding $35.0 million aggregate principal amount of 8.5% convertible subordinated notes due June 28, 2007 held by certain subsidiaries of Fairfax (the Fairfax notes). The Fairfax notes are convertible by the holders at any time into our common shares at C$17.00 per share. If Fairfax converted all of the Fairfax notes, Fairfax would own approximately 32% of our total outstanding common shares as of December 31, 2003, versus the 26% of outstanding shares held on that date.

At the close of 2003, our cash position included approximately $35.1 million deployed as working capital at the brokerage level and approximately $47.0 million available for acquisitions. It is impossible to define exactly how many acquisitions or how much new revenue could be acquired through the use of this cash, additional cash flow from operations and application of credit facilities, as acquisition pricing and other factors vary during the course of the year. However, we intend to use common shares as compensation for approximately 30%–70% of the value of a hub acquisition, and generally have paid a multiple of 5–8 times earnings before interest, taxes, depreciation and amortization (frequently referred to as EBITDA) for acquired brokerages.

We believe that our capital resources, including existing cash, funds generated from operations and borrowings available under credit facilities, will be sufficient to satisfy the company's financial requirements, including some strategic acquisitions, during the next twelve months. We may finance acquisitions with available cash or an existing credit facility, but may, depending on the number and size of future acquisitions, need to supplement our finance requirements with the proceeds from debt financing, the issuance of additional equity securities, or a combination of both.

Our debt to capitalization ratio (defined as debt expressed as a percentage of debt and shareholders' equity) decreased to 25% at December 31, 2003, compared with 27% at December 31, 2002. If all lines of credit and other loan facilities were fully utilized by the company at December 31, 2003, our ratio of debt to capitalization would have been 34%, which is below the range 35% to 38% that our management believes is suitably conservative for our business model. Under our loan covenants, our debt to capitalization ratio must be maintained below the 45% level. As of December 31, 2003, we were in compliance with the financial covenants under all of our debt instruments.

Contingent Obligations

The table below summarizes our contractual obligations and commercial commitments as of December 31, 2003:

Contractual Obligations (in thousands)	Payments due by period Total	On Demand	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 78,149	$ —	$ 3,134	$ 9,883	$17,798	$47,334
Capital lease obligations	650	—	228	422	—	—
Operating lease obligations	61,493	—	10,963	26,671	12,648	11,211
Executive share purchase plan loans	489	—	—	—	—	489
Total	$140,781	$ —	$14,325	$36,976	$30,446	$59,034

Acquisitions

In connection with the acquisition of Hooper Hayes and Associates, Inc., in 2002 we issued 196,000 shares (the "Retractable Shares") that are being held in escrow subject to release over a period of three years upon the satisfaction of certain performance targets. As of December 31, 2003, 63,000 shares have been released from escrow.

As part of the negotiations of the contingent consideration for J.P. Flanagan Corporation ("Flanagan") total additional consideration of 37,500 of our common shares were earned at December 31, 2003 valued at approximately $635, based on the closing price of the shares at December 31, 2003 on the NYSE. The common shares have been recorded as "issuable shares" and included in shareholders' equity and goodwill has been increased by the same amount at December 31, 2003. Also as part of the negotiations the former owner agreed to relinquish his rights to put options on the 730,000 shares previously issued as well as on shares issued as contingent consideration. In addition we expect to issue non-cash stock based compensation in the form of 84,375 restricted share units in the first quarter of 2004. Half of these restricted share units will vest in 4 years and the balance will vest in 7 years.

In connection with other various acquisitions completed through December 31, 2003, we may be obligated to pay contingent consideration up to a maximum sum of approximately $8.2 million cash and $0.2 million in common shares based upon the acquired brokerages achieving certain targets. The contingent payments are payable on various dates through September, 2006 according to the terms and conditions of each purchase agreement. Any additional consideration will be recorded as an adjustment to goodwill once the contingency is resolved. In connection with contingent consideration earned as at December 31, 2003, the financial statements reflect a liability to pay cash of $71 and to issue common shares valued at approximately $635 as of December 31, 2003.

Other

In connection with our executive share purchase plan, under certain circumstances, we may be obligated to purchase loans for officers, directors and employees from a Canadian chartered bank totaling $4,513 and $5,077 as of December 31, 2003 and 2002 respectively, to assist in purchasing our common shares. As collateral, the employees have pledged 478,000 and 602,000 common shares as of December 31, 2003 and 2002, respectively, which have a market value of $8,105 and $7,677 as of December 31, 2003 and 2002, respectively. Interest on the loans in the amount of $279, $264 and $377 for the years ended December 31, 2003, 2002 and 2001, respectively, was paid by us and is included in compensation expense. We no longer make loans to our executive officers and directors.

We have undertaken a number of initiatives to reduce and maintain compensation expense. During 2002, members of the executive management group agreed to accept 50% of their earned bonuses in the form of stock options, rather than cash. At the close of 2003, we obtained agreement from managers to restructure the company's management bonus agreement to reduce total compensation expense over the long term. Under the new agreement the non-cash stock option component of the annual bonus was eliminated in exchange for restricted share units to be issued in the first quarter of 2004. In addition, whereas the management bonus agreement was previously contractual in nature, the restructured plan is no longer contractual and may be subject to change as we deem necessary. Our management has estimated that approximately $16.9 million of restricted share units will be issued in connection with the modifications. The amount of restricted share units to be issued was based upon a multiple of the previous two years average bonus. The restricted share units will vest in full on July 1, 2011, subject to continued employment of the awardee. Although the impact of this change is expected to be earnings-neutral in 2004, the long-term effect is intended to be a slower rate of increase in compensation expense relative to revenue growth.

In the ordinary course of business, we are subject to various claims and lawsuits consisting primarily of alleged errors and omissions in connection with the placement of insurance. In the opinion of our management, the ultimate resolution of all asserted and potential claims and lawsuits will not have a material adverse effect on our consolidated financial position or results of operations.

Shareholders' Equity

Restricted Share Units. We committed to award, under our equity incentive plan, an aggregate of 266,000 restricted shares that would be paid for by the participants (none of whom are members of our senior management or directors) with loans either from us or from a bank (guaranteed by us). In addition, we committed to award an aggregate of 471,000 restricted share units that would be exercisable for common shares, without payment of cash consideration. On June 30, 2003, we awarded 610,000 restricted share units in satisfaction of substantially all of the above-mentioned commitments. The restricted share units vest over periods ranging from 68 months to 95 months. In the first quarter of 2004, 1,005,690 restricted share units were issued in connection with the restructure of our management bonus agreement and 84,375 restricted share units were issued in connection with the renegotiation of contingent consideration for Flanagan.

Share Repurchases. For the year ended December 31, 2003, no common shares were repurchased by us, other than 6,470 common shares under the executive share purchase plan.

Shares Reserved for Issuance. As of December 31, 2003, 3.6 million common shares were reserved for issuance under our equity incentive plan. As of December 31, 2003, an aggregate of approximately 2.1 million stock options and restricted share units were outstanding which would reduce such shares reserved for issuance. The issuance of approximately 1,090,065 additional restricted share units in the first quarter of 2004 will also reduce such shares reserved for issuance.

Shareholders' equity increased by $58.5 million, or 21%, to $342.8 million as of December 31, 2003 from $284.3 million as of December 31, 2002. This increase resulted from net earnings of $36.5 million, an increase in contributed surplus of $3.5 million related primarily to non-cash stock based compensation expense, $7.1 million increase due to the release of the put option liability, $0.4 million due to shares issued in conjunction with purchase of subsidiaries and other items, $1.0 million due to shares issued in conjunction with the contingent consideration payments, as well as an increase in the cumulative translation account of $18.0 million, due mainly to the strengthening of the Canadian dollar compared to the U.S. dollar in 2003. The increase in shareholders' equity was offset by the payment of dividends of $6.1 million in 2003, and a reduction in share capital of $1.9 million as a result of a transfer from long-term assets on company funded loans to executives used to purchase company shares pursuant to our executive share purchase plan. We no longer make loans to our executive officers. This treatment is consistent with U.S. GAAP.

Market Risk

Interest Rate Risk. We are exposed to interest rate risk in connection with our senior notes due to the interest rate swap entered into in July which converted the fixed rate interest payments on the $65 million of senior notes outstanding into floating rate payments. At December 31, 2003, we had $65 million of floating rate debt outstanding. Each 100 basis point increase in interest rates charged on the balance of our outstanding floating rate debt as of December 31, 2003 will result in approximately $0.4 million decrease in our earnings.

Exchange Rate Sensitivity. We report our revenue in U.S. dollars. Our Canadian operations earn revenue and incur expenses in Canadian dollars. Given our significant Canadian dollar revenue, we are sensitive to the fluctuations in the value of the Canadian dollar and are therefore exposed to foreign currency exchange risk. Foreign currency exchange risk is the potential for loss in revenue and net income as a result of a decline in the U.S. dollar value of Canadian dollar revenue due to a decline in the value of the Canadian dollar compared to the U.S. dollar.

The Canadian dollar is subject to volatility and had experienced a significant decline in its value compared to the U.S. dollar in 2001 and 2002 but has increased significantly in value throughout 2003. At December 31, 2003 and 2002 one U.S. dollar equaled $1.2924 and $1.5779 Canadian dollars, respectively. The table below summarizes the effect that a $0.01 decline or increase in the value of the Canadian dollar would have had on our revenue, net earnings and cumulative translation account for the twelve months ended December 31, 2003, 2002 and 2001.

(in thousands of U.S. dollars, except percentages)	**2003**	2002	2001
Revenue	**+/– $1,523**	+/– $1,346	+/– $1,254
Net earnings	**+/– $ 195**	+/– $ 231	+/– $ 146
Cumulative translation account	**+/– $ 343**	+/– $ 846	+/– $ 729

The increasing proportion of our revenue derived from our U.S. Operations and earned in U.S. dollars has, in part, offset the potential risk of a decline in the Canadian dollar. We expect that the proportion of revenue earned in U.S. dollars will continue to increase, further mitigating our foreign currency exchange sensitivity. We have not entered into, and do not intend to enter into, foreign currency forward exchange agreements.

Goodwill and Other Intangible Assets

Intangible assets arising from acquisitions consist of the following:

(in thousands of U.S. dollars)	**2003**	2002
Customer relationships	**$ 43,422**	$ 41,762
Non-competition covenants	**2,643**	2,298
Trademarks	**2,587**	2,587
Goodwill	**323,185**	296,513
Accumulated amortization	**(23,072)**	(17,284)
Total	**$348,765**	$325,876

We completed our impairment testing on the balance of goodwill and intangible assets as of January 1, 2004, 2003 and 2002. Based on the testing performed, no impairment losses were incurred.

The amounts allocated to customer relationships were determined by discounting the expected future net cash flows from commissions with consideration given to remaining economic lives, renewals, and associated expenses. Non-competition covenants value were determined using an income approach with consideration given to economic benefits associated with having the covenants in place versus damages that would ensue absent the agreements; and in the case of trademarks, a cash flow royalty savings approach addressing the economic benefits of the trademarks to Hub was used. The balance of the excess purchase price is allocated to goodwill.

Customer relationships are amortized on a straight-line basis over their periods of duration, normally fifteen years. Many factors outside our control determine the persistency of our customer relationships and we cannot be sure that the value we have allocated will ultimately be realized. Non-competition covenants and trademarks are intangible assets that have an indefinite life and accordingly, are not amortized but are evaluated for impairment. When an employee leaves Hub, the non-competition covenant becomes effective and the value assigned is then amortized over the life of covenant. Prior to 2002, we amortized goodwill primarily over a period of forty years. Under the new accounting standards adopted in 2002, goodwill is not amortized and is evaluated annually for impairment. For the past three years ended December 31, 2003, our amortization has been comprised of the following:

(in thousands of U.S. dollars)	**2003**	2002	2001
Customer relationships	**$3,040**	$1,627	$ 759
Non-competition covenants	**168**	44	56
Goodwill	**—**	—	4,125
Total	**$3,208**	$1,671	$4,940

We estimate that our amortization charges for intangible assets from 2004 through 2008 for all acquisitions consummated to date will be:

Year ended December 31, *(in thousands of U.S. dollars)*	2004	2005	2006	2007	2008
Customer relationships	$3,089	$3,089	$3,089	$3,072	$3,068
Non-competition covenants	63	44	82	80	21
Trademarks	2,587	—	—	—	—
Total	$5,739	$3,133	$3,171	$3,152	$3,089

Related Party Transactions

We had transactions with, and recorded revenue from, the following related parties:

(in thousands of U.S. dollars)	**2003**	2002	2001
Northbridge Financial Corporation	**$18,504**	$12,787	$ 9,761
Crum & Forster Holdings, Inc.	**1,259**	914	1,039
Fairfax Inc.	**8,411**	6,278	—
	$28,174	$19,979	$10,800

As of December 31, 2003 and 2002, we had accounts receivable and accounts payable balances with the above related parties in the amounts of $3,185 and $17,999, for 2003, respectively, and $2,104 and $12,180 for 2002, respectively. All revenue and related accounts receivable and accounts payable are the result of transactions in the normal course of business. The companies above are related through common ownership by Fairfax, which owns approximately 26% of our common shares as of December 31, 2003.

As of December 31, 2003 and 2002, long-term debt related to put options of $NIL and $5,940, respectively, and subordinated convertible debentures of $35,000 at the end of both years, are due to related parties.

During 2003, 2002 and 2001, we incurred expenses related to rental of premises from related parties in the amount of $2,102, $1,691 and $1,373, respectively. At December 31, 2003 and 2002, we also had accounts receivable due from related parties in the amount of $3,530 and $3,801, respectively, of which the majority were loans to employees to enable them to purchase our common shares. Of the accounts receivable, as of December 31, 2003 and 2002, $1,918 and $2,207, respectively, were related to company loans to employees to purchase shares under our executive share purchase plan. As collateral, the employees have pledged 153,000 and 177,000 common shares as of December 31, 2003 and 2002, respectively, which have a market value of $2,590 and $2,263 as of December 31, 2003 and 2002, respectively.

Off-Balance Sheet Transactions

Under Canadian GAAP, we account for the interest rate swap transaction which converted fixed rate interest payments of 5.71% and 6.16% on the senior notes of $10 million and $55 million, respectively, using the synthetic instruments method. Under this method, we report in earnings the net interest expense on the swap and associated debt as if it were a single, synthetic, financial instrument. The fair value of the swap, estimated at $2.6 million is not recognized in our Canadian GAAP financial statements. Under U.S. GAAP, we have designated the swap transaction of a hedge of changes in the fair value of our fixed rate debt caused by changes in interest rates and record the swap on our U.S. GAAP balance sheet at is fair value. Changes in fair value of the swap are reported in earnings. Changes in the fair value of the debt being hedged which are attributable to changes in interest rates are recognized in earnings by adjustment of the carrying amount of the debt. We have no other material off-balance sheet arrangements.

Critical Accounting Policies

Our significant accounting polices are more fully described in note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts and policies, our observance of trends in the insurance industry, information provided by our clients and information provided by outside sources, as appropriate. Our critical accounting policies include the recognition of commission income, the allocation of the purchase price of an acquisition, the measurement of goodwill and other intangibles and related impairment evaluation, and the valuation of stock based compensation. These policies are discussed below.

Recognition of Commission Income

We recognize commission income and fees as of the effective date of our client's policy unless information is not available relating to the determination of their policy premiums, in which case we recognize commission income and fees related to that policy when that information becomes available and the revenue can be reasonably determined. We maintain an allowance for estimated policy cancellations and commission returns based upon the application of historical policy cancellation and commission return rates to the current year revenue, adjusted for any known deviations. The allowance for estimated policy cancellations is based on our management's judgment, and is regularly evaluated by management by taking into consideration factors such as changes in the nature and volume of policies; trends in actual and forecasted policy cancellations; and current economic conditions that may affect the likelihood of client policy changes or cancellations. If our actual policy cancellation rates are significantly different from our historical policy cancellation rates, and those changes have not been adjusted for in the allowance, our actual commission income may be significantly different from what we estimated.

Allocation of the Purchase Price of an Acquisition

The acquisition of new brokerages is a fundamental component of our strategy. When we acquire a business, the cost of the purchase is allocated to all of the assets acquired and liabilities assumed based on their fair values. Any excess of the cost of purchase over the net of the allocated amounts is recognized as goodwill. For significant acquisitions, we engage qualified third party valuators to assist us in conducting asset valuations.

The fair value of assets, including intangible assets, and liabilities may be determined using a number of valuation methods including net realizable values, market prices and discounted cash flows. The use of assumptions and estimates is inherent in each of these valuation methods. Valuation methods and their underlying assumptions and estimates are based on management's judgment. The use of different judgments, estimates, or assumptions could produce different allocations of the purchase price and, as a result, different results of operations.

Goodwill and Other Intangible Assets

Intangible assets primarily represent goodwill, associated with our acquisitions. Goodwill represents the excess of the cost of purchase of acquired businesses over the fair market value of their identifiable net assets. The fair value of our subsidiary brokerages has been increasing primarily due to recent increases in premium rates and organic growth as previously discussed, which has generally increased the commission earned by us.

Effective January 1, 2002, we adopted Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board Handbook Section 3062 and the U.S. Financial Accounting Standards Board SFAS No. 142, which change and conform the recognition, measurement and disclosure of "Goodwill and Other Intangible Assets" under Canadian and U.S. GAAP.

These new accounting standards require that we no longer amortize goodwill and intangible assets with indefinite useful lives. We test at least annually for impairment at the reporting unit level. We determine impairment by comparing the fair value of a reporting unit to its carrying value. The fair value of a reporting unit may be determined using a number of market valuation methods including quoted market prices, discounted cash flows and net realizable values. The use of assumptions and estimates is inherent in each of these valuation techniques. The valuation method and the underlying assumptions and estimates are based on management's judgment. The use of different judgments, estimates and assumptions could produce different results in the application of the impairment tests and, as a result, significantly different results of operations.

The cost of definite lived intangible assets is amortized over the estimated remaining useful life of the assets. We regularly evaluate whether events or changes in circumstances indicate that the carrying amount of intangibles, other than goodwill and intangible assets with indefinite useful lives, may warrant revision or may not be recoverable. The estimation of the useful economic lives and the selection of estimates and assumptions used in conducting impairment tests require the exercise of judgment. The use of different judgments, estimates and assumptions could produce different results in the application of the impairment tests of the assets and, as a result, significantly different results of operations.

Stock Based Compensation

Stock based compensation includes both stock options, restricted shares and restricted share units. Our accounting policy is to recognize the fair value of stock based compensation as an expense over the period in which entitlement to the compensation vests.

We measure the fair value of stock options at the date of grant of the award and recognize this amount as compensation expense over the vesting period of the options. An alternative accounting treatment would be to follow the intrinsic value method for accounting for stock options.

We estimate the fair value of the stock options granted using the Black-Scholes valuation model, which requires us to make assumptions in relation to the expected term of the stock option, volatility in the price of the underlying common shares, interest rates and dividend yield. The fair value model is particularly sensitive to the changes in the price and price volatility of our common shares. The assumptions used are based on our management's judgment and the use of different judgments, estimates, and assumptions could produce significantly different results of fair value of the stock options and, as a result, significantly different results of operations.

Effects of Recent Accounting Pronouncements

We are not aware of any new accounting pronouncements which will impact on our financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

Consolidated Balance Sheets

As of December 31, 2003 and 2002

(in thousands of U.S. dollars)	**2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 82,052**	$ 40,642
Trust cash	**54,534**	53,648
Accounts and other receivables	**163,728**	136,573
Income taxes receivable	**6,768**	2,153
Future income taxes	**2,865**	3,324
Prepaid expenses	**4,449**	1,587
Total current assets	**314,396**	237,927
Goodwill	**305,862**	281,712
Other intangible assets	**42,903**	44,164
Property and equipment	**24,181**	21,298
Future income taxes	**6,458**	3,715
Other assets	**6,803**	8,060
Total assets	**$700,603**	$596,876
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$226,168**	$187,034
Contingent consideration payable	**—**	8,423
Income taxes payable	**3,804**	1,198
Future income taxes	**114**	1,164
Current portion long-term debt and capital leases	**3,362**	3,029
Total current liabilities	**233,448**	200,848
Long-term debt and capital leases	**75,437**	69,009
Subordinated convertible debentures	**35,000**	35,000
Future income taxes	**13,928**	7,745
Total liabilities	**357,813**	312,602
Commitments and Contingencies		
Shareholders' equity		
Share capital	**254,845**	235,197
Issuable shares	**721**	13,743
Contributed surplus	**4,806**	1,234
Cumulative translation account	**20,062**	2,185
Retained earnings	**62,356**	31,915
Total shareholders' equity	**342,790**	284,274
Total liabilities and shareholders' equity	**$700,603**	$596,876

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Earnings

For the years ended December 31, 2003, 2002 and 2001

(in thousands of U.S. dollars, except per share amounts)	**2003**	2002	2001
Revenue			
Commission income	**$259,461**	$200,976	$143,063
Contingent commissions and volume overrides	**18,530**	11,464	5,899
Other	**8,368**	7,520	5,031
	286,359	219,960	153,993
Expenses			
Compensation	**156,320**	118,667	88,015
Selling, occupancy and administration	**56,606**	44,932	35,276
Depreciation	**6,244**	5,492	3,940
Interest expense	**5,191**	7,317	7,447
Intangible asset amortization	**3,208**	1,671	4,940
Gain on disposal of investment held for sale, property, equipment and other assets	**(202)**	(2,679)	(173)
Gain on put option liability	**(160)**	(186)	(719)
Non-cash stock based compensation	**4,801**	1,089	—
Proceeds from life insurance	**(1,000)**	—	—
	231,008	176,303	138,726
Net earnings before income taxes	**55,351**	43,657	15,267
Provision for income tax expense			
Current	**16,922**	12,851	4,967
Future	**1,920**	1,405	295
	18,842	14,256	5,262
Net earnings	**$ 36,509**	$ 29,401	$ 10,005
Earnings per share			
Basic	**$ 1.22**	$ 1.27	$ 0.53
Diluted	**$ 1.14**	$ 1.06	$ 0.50
Weighted average shares outstanding—Basic (000's)	**29,967**	23,181	19,012
Weighted average shares outstanding—Diluted (000's)	**33,767**	30,199	20,105

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Retained Earnings

For the years ended December 31, 2003, 2002 and 2001

(in thousands of U.S. dollars)	**2003**	2002	2001
Retained earnings—Beginning of year	**$31,915**	$ 6,995	$ 587
Net earnings	**36,509**	29,401	10,005
Dividends	**(6,068)**	(4,481)	(3,597)
Retained earnings—End of year	**$62,356**	$31,915	$ 6,995

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

(in thousands of U.S. dollars)	**2003**	2002	2001
Operating Activities			
Net earnings	**$ 36,509**	$ 29,401	$ 10,005
Items not affecting working capital			
Amortization and depreciation	**9,452**	7,163	8,880
Gain on disposal of investment held for sale, property, equipment and other assets	**(202)**	(2,679)	(173)
Gain on put option liability	**(160)**	(186)	(719)
Non-cash stock based compensation	**4,801**	1,089	—
Future income taxes	**1,920**	1,405	295
Non-cash working capital items			
Trust cash	**(886)**	(3,222)	(38,070)
Accounts and other receivables	**(4,067)**	(26,665)	(5,511)
Prepaid expenses	**(2,616)**	1,287	(299)
Accounts payable and accrued liabilities	**13,431**	11,673	32,571
Other assets	**(2,062)**	—	—
Income taxes	**(2,184)**	(202)	1,863
Net cash flows from operating activities	**53,936**	19,064	8,842
Investing Activities			
Property and equipment—purchases	**(6,125)**	(4,469)	(10,298)
Property and equipment—proceeds on sale	**69**	6	96
Proceeds from investment held for sale	**—**	43,521	—
Purchase of subsidiaries, net of cash received	**(14,881)**	(50,813)	(123,221)
Sale of subsidiaries	**1,098**	2,623	—
Other assets	**(307)**	684	(646)
Net cash flows used for investing activities	**(20,146)**	(8,448)	(134,069)
Financing Activities			
Bank debt	**—**	(55,000)	55,122
Long-term debt—advances	**65,000**	51,175	21,096
Subordinated convertible debentures—advances	**—**	—	61,624
Long-term debt and capital leases—repayments	**(54,540)**	(50,094)	(5,154)
Subordinated convertible debenture—repayment	**—**	(26,800)	—
Share capital—issued for cash, net of issue costs	**(61)**	88,147	3,621
Share capital—repurchases	**—**	—	(281)
Proceeds from sale of executive purchase plan shares	**222**	—	—
Dividends paid	**(6,068)**	(4,481)	(3,597)
Net cash flows from financing activities	**4,553**	2,947	132,431
Effect of exchange rate changes on cash and cash equivalents	**3,067**	100	(144)
Change in cash and cash equivalents	**41,410**	13,663	7,060
Cash and cash equivalents—Beginning of year	**40,642**	26,979	19,919
Cash and cash equivalents—End of year	**$ 82,052**	$ 40,642	$ 26,979

(the accompanying notes form an integral part of the financial statements)

For the years ended December 31, 2003, 2002 and 2001
(in thousands, except per share amounts or as otherwise indicated)

1. Nature of operations and recent significant transactions

Business operations

Hub International Limited (the "Company") is an international insurance brokerage that provides a variety of property and casualty, life and health, employee benefits, investment and risk management products and services. The Company's shares are listed on both the New York Stock Exchange (NYSE: HBG) and Toronto Stock Exchange (TSX: HBG).

Private debt offering

During the second quarter of 2003, the Company completed a private placement of $65 million unsecured senior notes (see note 8). Net proceeds on the sale of the notes were used to pay down $50 million of existing indebtedness and for general corporate purposes which may include future acquisitions.

Initial U.S. public offering

In June 2002, the Company completed its initial U.S. public offering ("U.S. IPO") of 6.9 million common shares at a price of $14 per share. The cash proceeds of the offering, net of issue costs of $8.5 million, were approximately $88.1 million of which approximately $86.0 million was used to repay bank debt, long-term debt and a convertible subordinated debenture during the second quarter of 2002.

Change in reporting currency

The Company's consolidated financial statements historically have been expressed in Canadian dollars. Effective October 1, 2001, the Company adopted the U.S. dollar as its reporting currency. Comparative financial information has been restated in United States (U.S.) dollars using the translation of convenience method. Accordingly, the financial results for the first nine months of the year ended December 31, 2001 and the entire year ended 2000, were converted from Canadian to U.S. dollars at the exchange rate in effect at September 30, 2001 of one Canadian dollar (C$) to 0.6338 U.S. dollar.

Sale of Old Lyme

Effective June 28, 2001, the Company acquired Kaye Group Inc. (Kaye). Kaye, primarily an insurance broker, also underwrote insurance risks through its subsidiaries Old Lyme Insurance Company of Rhode Island Inc. and Old Lyme Insurance Company, Ltd. (collectively Old Lyme). The Company indicated prior to the effective date of the acquisition that it intended to find a purchaser for the Old Lyme operations as soon as possible after closing.

On May 30, 2002 the Company completed the sale of Old Lyme to Fairfax Inc, a related party, and recorded a non-taxable gain on the sale of $2.6 million. This gain increased 2002 annual basic earnings per share and diluted earnings per share by $0.11 and $0.09, respectively.

2. Summary of significant accounting policies

These consolidated financial statements of the Company are expressed in United States (U.S.) dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain respects from U.S. GAAP and to the extent that they affect the Company, the differences are described in note 18 "Reconciliation to U.S. GAAP." The more significant of the accounting policies are as follows:

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material inter-company accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

Estimates and assumptions

Preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenue and expense during the reporting period. The principal estimates used in the preparation of these financial statements are the determination of the provision for cancelled policies relating to revenue renegotiation, the allocation of the purchase price on acquisitions, the valuation of reporting units when testing the recoverability of goodwill and other intangible assets, the estimation of the useful lives of definite life intangible assets, and the measurement of stock based compensation. Actual results could differ from those estimated.

Foreign currency translation

The operations of the Company's subsidiaries outside of the U.S. are self-sustaining. The assets and liabilities of these subsidiaries as at December 31, 2003 and 2002 were translated to U.S. dollars at the year-end exchange rate. Revenue and expenses for 2003 and 2002 were translated to U.S. dollars at the average exchange rate for the period. Accordingly, the unrealized gains and losses which result from this translation are deferred and included in shareholders' equity under the caption "Cumulative translation account."

Revenue recognition

Commission income and fees, (including commission income related to installment billing arrangements) are recognized as of the effective date of the policy unless information is not available relating to the determination of the client's policy premiums, in which case commission income and fees related to that policy are recognized when that information becomes available and the revenue can be reasonably determined. Commission income is reported net of sub-broker commission expense. Commission and other adjustments are recorded when they occur and the Company maintains an allowance for estimated policy cancellations and commission returns by applying historical policy cancellation and commission return rates to the current year revenue, adjusted for any known deviations. The Company is entitled to contingent commissions and volume overrides from insurance companies which are recorded in the earlier of the period in which amounts can be reasonably estimated or the period in which the amounts are received. Amounts related to contingent commissions and volume overrides can be reasonably estimated when information pertaining to the calculation, such as premium volumes, loss ratios and expenses, can be obtained from the insurance companies. Other revenue primarily includes investment income, policy service fees and income earned related to the financing of client premiums. Investment income is recorded when earned. Policy service fees are recorded on the effective date of the policy, at which time the service has been provided. Income earned related to the financing of client premiums is recorded when known.

Cash and cash equivalents

Cash and cash equivalents consist of cash, and highly liquid investments having maturities of three months or less at the acquisition date.

Concentration of credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash with banks in excess of federally insured limits and is exposed to the credit risk from this concentration of cash. The Company performs ongoing credit evaluations of its customers financial condition and generally requires no collateral. No single client accounted for more than ten percent of total client premiums nor more than ten percent of revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, the Company is also party to interest rate swap transactions which are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Company. Derivative contracts generally expose the Company to credit loss if changes in market rates affect a counterparty's position unfavorably and the counterparty defaults on payment.

Trust cash

Premiums collected (less commissions and other deductions), but not yet remitted to insurance companies, are included in trust cash. Trust cash is restricted as to use by contractual obligations and by laws in certain states and provinces in which the Company operates.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded based on the useful economic lives of the related assets as follows: for computer equipment on a straight-line basis from 3 to 5 years or on a 30% declining balance method; for furniture, fixtures, and office equipment on a straight-line basis from 5 to 7 years or on a 20% declining balance method. Leasehold improvements are amortized on the straight-line method over the term of the related lease. Upon sale or retirement, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is reflected in earnings. If the carrying value of property and equipment is identifiable as impaired, it is written down to its net recoverable amount.

Business combinations

Acquisitions of subsidiaries have been accounted for using the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Consideration which is contingent on maintaining or achieving specified earnings levels in future periods is recognized as an additional cost of the purchase when the contingency is resolved and the additional consideration is issued or becomes issuable.

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board Handbook Section 3062, "Goodwill and Other Intangible Assets" (Section 3062) without restatement of prior periods.

Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Intangible assets other than goodwill which do not have indefinite lives are amortized on a straight-line basis over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

The Company completed its impairment testing on the balance of goodwill and intangible assets as of January 1, 2004, 2003 and 2002. Based on the testing performed, no impairment losses were incurred.

No goodwill amortization expense was incurred for the year ended December 31, 2003 and 2002. For the year ended December 31, 2001 the Company incurred goodwill amortization expense of $4,125 before tax and approximately $3,996 after tax ($0.20 per diluted share).

The effect of the adoption of Section 3062 on net earnings and earnings per share for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Reported net earnings	**$36,509**	$29,401	$10,005
Add back: Goodwill amortization	**—**	—	3,996
Net earnings adjusted for goodwill	**$36,509**	$29,401	$14,001
Basic EPS—Reported	**$ 1.22**	$ 1.27	$ 0.53
Basic EPS—Adjusted for goodwill	**$ 1.22**	$ 1.27	$ 0.74
Diluted EPS—Reported	**$ 1.14**	$ 1.06	$ 0.50
Diluted EPS—Adjusted for goodwill	**$ 1.14**	$ 1.06	$ 0.70

Interest rate swap

The Company accounts for interest rate swaps with respect to its long-term debt using the synthetic instruments method under which the net interest on the swap and associated debt is reported in earnings as if it were a single synthetic financial instrument. The fair value of the derivative is not recognized in the balance sheet.

Guarantees

In February 2003, the CICA issued an accounting guideline on the disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure. This new guideline was effective for the Company this year. As this guideline requires disclosure only, there was no impact on the consolidated statements of earnings and retained earnings and consolidated balance sheets. See note 10(b). A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity's failure to perform under an obligating agreement, or (iv) another entity's failure to perform related to its indebtedness.

Stock based compensation

The Company recognizes the fair value of stock based compensation as an expense over the period in which entitlement to the compensation vests.

Future income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the asset or liability is settled. The benefit of loss carry forwards is recognized as an asset to the extent that it is more likely than not to be realized.

Earnings per share

Basic earnings per share, excluding the dilutive effect of common share equivalents, is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated using the treasury stock method and includes the effects of all potentially dilutive securities. Earnings per common share have been calculated as follows:

	2003	2002	2001
Net earnings (numerator)	**$36,509**	$29,401	$10,005
Effect of dilutive securities:			
Interest on 8.5% subordinated convertible debentures (net of income tax)	**1,886**	2,520	—
Cash in lieu of dividends on restricted share units (net of income tax)	**111**	—	—
Net earnings plus assumed conversions (numerator)	**$38,506**	$31,921	$10,005
Weighted average shares outstanding—basic (denominator)	**29,967**	23,181	19,012
Effect of dilutive securities:			
Contingently issuable shares	**11**	307	—
Put options	**—**	2,149	1,093
Restricted share units	**299**	—	—
Stock options	**147**	—	—
Retractable shares	**133**	49	—
8.5% subordinated convertible debentures	**3,210**	4,513	—
Weighted average shares outstanding—diluted (denominator)	**33,767**	30,199	20,105
Earnings per common share:			
Basic	**$ 1.22**	$ 1.27	$ 0.53
Diluted	**$ 1.14**	$ 1.06	$ 0.50

Put options

The fair value of put options issued by the Company as consideration for businesses acquired is classified as long-term debt until such time as the option is exercised or expires. Changes in the fair value of these options are recorded in earnings. As part of the negotiations of contingent consideration the former owners of certain companies acquired in 2001 agreed to relinquish their rights to put options on 730,000 common shares at December 31, 2003 and on 1,423,000 common shares at December 31, 2002. Accordingly at December 31, 2003 no put options are outstanding on the Company's common shares.

3. Acquisitions

The Company's strategic business plan includes the regular and systematic evaluation and acquisition of insurance brokerages in new and existing markets. Insurance brokerages, due to their nature, typically maintain a very low capital to earnings ratio. As a result, the Company recorded a substantial amount of goodwill and other intangible assets in connection with these acquisitions.

The Company typically pays a portion of the consideration for an acquired brokerage in cash. Consideration for the remainder of the purchase price is normally in the form of the Company's common shares based on the fair market value of the Company's common shares as traded on the NYSE or TSX, and is defined and calculated pursuant to the acquisition agreement.

(a) During 2003, the Company acquired 9 insurance brokerages for total consideration of approximately $8,674, of which $8,136 was cash and the remainder of $538 in 32,000 common shares of the Company. These acquisitions were accounted for under the purchase method. The allocation of aggregate purchase prices to the fair value of the assets acquired was as follows: goodwill—$6,389, customer relationships—$1,352, non-competition covenants—$337, current assets—$4,298, capital assets—$24, current liabilities—$3,726. Of the goodwill acquired $1,367 is deductible for tax purposes. In addition the Company also recognized $1,800 of goodwill associated with contingent consideration relating to prior year acquisitions.

As part of the negotiations of the contingent consideration for J.P. Flanagan Corporation ("Flanagan") total additional consideration of 37,500 of our common shares were earned at December 31, 2003 valued at approximately $635, based on the closing price of the shares at December 31, 2003 on the NYSE. The common shares have been recorded as "issuable shares" and included in shareholders' equity and goodwill has been increased by the same amount at December 31, 2003. Also as part of the negotiations the former owner agreed to relinquish his rights to put options on the 730,000 shares previously issued as well as on shares issued as contingent consideration. In addition we expect to issue non-cash stock based compensation in the form of 84,375 restricted share units in the first quarter of 2004. Half of these restricted share units will vest in 4 years and the balance will vest in 7 years.

(b) During 2002, the Company purchased all of the issued and outstanding shares of Hooper Hayes & Associates, Inc. (Hooper Hayes), and Fifth Third Insurance Services, Inc. which was renamed Hub International of Indiana Limited (Hub Indiana), as well as outstanding shares or net assets of 6 other brokerages, all of which were acquired using the purchase method of accounting. Accordingly, the results of operations and cash flows of the acquired companies have been included in the Company's consolidated results from their respective acquisition dates.

In accordance with the purchase agreement, the former owners of Burnham Stewart Group, Inc.

(Burnham), were entitled to additional consideration based upon certain acquired operations of Burnham achieving 2002 profitability targets. The additional consideration to be issued was a multiple of the final adjusted profitability as of December 31, 2002 for those operations. The total additional consideration was $22,166 of which $8,423 was cash and the remainder of $13,743 in 1,228 common shares of the Company. The Company issued the common shares in March 2003. As of December 31, 2002, the Company had accrued the cash portion of the contingent consideration and the share portion of the contingent consideration had been recorded as "issuable shares" and included in shareholders' equity. As part of the negotiations of the contingent consideration, the former owners of Burnham agreed to relinquish their rights to put options on all of the 1,423 common shares issued as part of the 2002 acquisition, as well as on shares issued as contingent consideration in exchange for release from escrow provisions on those same common shares. The total additional consideration of $22,794 is shown as an addition to goodwill and customer relationships in the table below.

The allocation of the purchase price, including goodwill and other identifiable intangible assets, and the cost of the acquired brokerages in 2002 are summarized as follows:

	Hooper Hayes	Hub Indiana	Burnham Contingent Consideration	Other	Total
Acquisition Date	Nov. 1, 2002	Dec. 31, 2002	Dec. 31, 2002	Various	Total
Working capital	$(1,141)	$ (289)	$ (628)	$ 1,180	$ (878)
Property, equipment and other assets	69	1,312	—	108	1,489
Net assets (liabilities) at fair value	$(1,072)	$ 1,023	$ (628)	$ 1,288	$ 611
Consideration					
Cash	$ 1,514	$37,250	$ —	$12,899	$51,663
Debt	—	122	8,423	2,365	10,910
Contingently issuable shares	—	—	13,743	—	13,743
Common shares	7,115	—	—	344	7,459
	$ 8,629	$37,372	$22,166	$15,608	$83,775
Goodwill	$ 6,209	$24,622	$21,096	$10,704	$62,631
Customer relationships	3,265	11,727	1,698	3,384	20,074
Non-competition covenants	227	—	—	232	459
	$ 9,701	$36,349	$22,794	$14,320	$83,164
Number of shares issued as consideration (000's)	449	—	—	24	473
Number of shares issued as contingently issuable consideration (000's)	—	—	1,228	—	1,228

Of the goodwill acquired, $30,522 is deductible for tax purposes.

(c) During 2001, the Company purchased all of the issued and outstanding shares of Kaye, Burnham and Flanagan, as well as the outstanding shares or net assets of 13 other brokerages, all of which were acquired using the purchase method of accounting. Accordingly, the results of operations and cash flows of the acquired companies have been included in the Company's consolidated results from their respective acquisition dates.

The allocation of the purchase price, including goodwill and other identifiable intangible assets, and the cost of the acquired brokerages in 2001 are summarized as follows:

	Kaye	Burnham	Flanagan	Others	
Acquisition Date	June 28, 2001	July 1, 2001	May 31, 2001	Various	Total
Working capital	$ 43,141	$ 3,002	$ (703)	$ (216)	$ 45,224
Property, equipment and other assets	7,413	1,580	79	(244)	8,828
Long-term debt and capital leases assumed	(1,449)	(8,200)	(1,339)	(70)	(11,058)
Net assets (liabilities), at fair value	$ 49,105	$ (3,618)	$ (1,963)	$ (530)	$ 42,994
Consideration					
Cash	$125,131	$11,533	$ 776	$3,950	$141,390
Debt	—	12,435	7,210	1,760	21,405
Common shares	—	6,191	1,821	557	8,569
	$125,131	$30,159	$ 9,807	$6,267	$171,364
Goodwill	$ 59,816	$27,269	$ 8,838	$6,001	$101,924
Customer relationships	12,992	5,690	2,242	796	21,720
Trademarks	1,714	623	250	—	2,587
Non-competition covenants	1,204	195	440	—	1,839
	$ 75,726	$33,777	$11,770	$6,797	$128,070
Number of shares issued as consideration (000's)	—	1,743	730	51	2,524

Contingent consideration

In addition to the consideration shown above, the previous owners of certain other acquisitions are entitled to contingent consideration if certain revenue or profitability targets are met. See note 10 "Commitments and contingencies."

4. Accounts and other receivables

Accounts and other receivables consist of the following:

December 31,	**2003**	2002
Client premiums receivable	**$138,494**	$112,008
Commissions receivable	**22,228**	21,739
Less: Allowance for doubtful accounts	**(1,086)**	(714)
Less: Allowance for policy cancellations	**(1,343)**	(875)
	158,293	132,158
Other receivables	**5,435**	4,415
	$163,728	$136,573

Allowance for doubtful accounts:

	2003	2002	2001
Balance, January 1	**$ 714**	$ 815	$ 502
Charged to net earnings before income taxes	**1,057**	233	305
Deductions of amounts previously charged to the provision	**(810)**	(335)	(247)
Acquired through acquisitions	**125**	1	255
Balance, December 31	**$1,086**	$ 714	$ 815

Losses relating to the non-collection of client premium receivables, may be mitigated by cancellation of the underlying insurance policy.

5. Intangible assets

As of December 31, 2003 and 2002 the gross carrying amount and accumulated amortization of intangible assets other than goodwill were as follows:

	2003			2002		
As of December 31,	**Gross Carrying Amount**	**Accumulated Amortization**	**Total**	Gross Carrying Amount	Accumulated Amortization	Total
Definite life intangible assets:						
Customer relationships	**$43,422**	**$5,480**	**$37,942**	$41,762	$2,383	$39,379
Non-competition covenants	**476**	**269**	**207**	158	100	58
Trademarks	**2,587**	**—**	**2,587**	—	—	—
	46,485	**5,749**	**40,736**	41,920	2,483	39,437
Indefinite life intangible assets:						
Non-competition covenants	**2,167**	**—**	**2,167**	2,140	—	2,140
Trademarks	**—**	**—**	**—**	2,587	—	2,587
	2,167	**—**	**2,167**	4,727	—	4,727
Total	**$48,652**	**$5,749**	**$42,903**	$46,647	$2,483	$44,164

Additions during 2003 and 2002 were as follows:

	2003	2002
Definite life intangible assets:		
Customer relationships	**$1,602**	$20,074
Non-competition covenants	**206**	—
	1,808	20,074
Indefinite life intangible assets:		
Non-competition covenants	**136**	459
Total	**$1,944**	$20,533

The Company is unable to estimate the useful life of certain non-competition covenants. These indefinite life intangible assets will be reviewed annually for impairment. Once a non-competition covenant is triggered, following the employee leaving the Company, the Company's policy is to amortize the related intangible asset over the period of the remaining contractual obligation.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, are as follows:

	Operations in Canada	Operations in U.S.	Total
Balance as of December 31, 2001	$74,282	$146,566	$220,848
Goodwill acquired during 2002	2,341	60,265	62,606
Goodwill disposed during 2002	(2,054)	(505)	(2,559)
Cumulative translation adjustment	817	—	817
Balance as of December 31, 2002	75,386	206,326	281,712
Goodwill acquired during 2003	535	7,654	8,189
Goodwill disposed during 2003	(478)	(197)	(675)
Cumulative translation adjustment	16,636	—	16,636
Balance as of December 31, 2003	**$92,079**	**$213,783**	**$305,862**

For the years ended December 31, 2003, 2002 and 2001, amortization has been comprised of the following:

	2003	2002	2001
Customer relationships	**$3,040**	$1,627	$ 759
Non-competition covenants	**168**	44	56
Goodwill	**—**	—	4,125
Total	**$3,208**	$1,671	$4,940

The Company estimates the amortization charges for 2004 through 2008 for all acquisitions consummated to date will be

Year ended December 31,	2004	2005	2006	2007	2008
Customer relationships	$3,089	$3,089	$3,089	$3,072	$3,068
Non-competition covenants	63	44	82	80	21
Trademarks	2,587	—	—	—	—
Total	$5,739	$3,133	$3,171	$3,152	$3,089

6. Property and equipment

	2003			2002		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Leasehold improvements	**$10,522**	**$ 3,419**	**$ 7,103**	$ 9,749	$ 2,015	$ 7,734
Office equipment	**15,416**	**8,357**	**7,059**	12,190	5,939	6,251
Computer equipment	**24,998**	**14,979**	**10,019**	17,530	10,217	7,313
	$50,936	**$26,755**	**$24,181**	$39,469	$18,171	$21,298

Included in computer equipment is computer software with a net book value of $5,137 and $2,641 at December 31, 2003 and 2002, respectively. Depreciation expense of $1,538, $1,087 and $621 was charged against these assets for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003 and 2002, property and equipment were acquired at an aggregate cost of $8,272 and $4,494, respectively, of which $2,147 and $25, respectively, were acquired by means of capital leases and other financing.

The cost above reflects certain property and equipment held under capital leases of which the remaining liability at December 31, 2003 and 2002 was $650 and $993, respectively.

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

December 31,	**2003**	2002
Insurance premiums payable	**$176,211**	$150,929
Other accounts payable and accrued liabilities	**49,957**	36,105
	$226,168	$187,034

8. Debt

December 31,	**2003**	2002
Series A Senior Notes, with interest at 5.71% (1)	**$10,000**	$ —
Series B Senior Notes, with interest at 6.16% (1)	**55,000**	—
Revolving U.S. Dollar LIBOR loan (2)	**—**	50,000
Put options (3)	**—**	5,940
Term loan, interest only at 10%, due February 2007 (4)	**7,500**	7,500
Various other unsecured notes payable and debt (5)	**5,649**	7,605
Capital leases (5)	**650**	993
Long-term debt and capital leases	**78,799**	72,038
Less current portion	**(3,362)**	(3,029)
	$75,437	$69,009

Future repayments of long-term debt and capital leases are as follows:

For the year ending December 31,	
2004	$ 3,362
2005	1,745
2006	919
2007	7,641
2008	3,333
2009 and thereafter	61,799
	$78,799

(1) Senior Notes—In June 2003, the Company, completed a private placement of $65 million in principal amount of unsecured senior notes. The senior notes were issued in two series. Series A represents $10 million of 5.71% senior notes with interest due semi-annually, and principal of $3,333 due annually, June 15, 2008 through June 15, 2010. Series B represents $55 million of 6.16% senior notes with interest due semi-annually, and principal of $11,000 due annually June 15, 2009 through June 15, 2013. The senior notes were sold on a private basis in the United States to institutional accredited investors. Net proceeds of the sale of the senior notes were used to pay down $50 million of the Company's revolving U.S. Dollar LIBOR Loan with the balance held for general corporate purposes, which may include future acquisitions. The Company incurred approximately $0.7 million in fees and expenses related to the offering of these notes, which were capitalized and are being amortized to expense over the term of the notes. At December 31, 2003, $65 million was outstanding under these senior notes. The Company is in compliance with all financial covenants governing these notes.

On July 16, 2003, the Company entered into an interest rate swap agreement. The effect of the swap is to convert the fixed rate interest payments of 5.71% and 6.16% on $10 million and $55 million, respectively, of the senior notes in order to ensure that the Company pays a market related interest rate on a portion of its borrowings. As at December 31, 2003, the Company estimated the fair value of the swap to be $2.6 million, which is not recognized in these financial statements. Accordingly, $2.6 million is the estimated amount that the Company would need to pay to terminate the swap as of December 31, 2003.

(2) Revolving U.S. dollar LIBOR loan—This undrawn facility was renegotiated in December 2003, subject to completion of the definitive amended agreement. Under the new terms, the unsecured facility totals $50 million, bears interest at a floating rate of prime plus 1% or 112.5 basis points above LIBOR, which were 1.12% and 1.42% at December 31, 2003 and 2002, respectively. The facility is available on a revolving basis for one year and expires on December 13, 2004; however, if the revolving period is not extended, the Company may convert the outstanding balance under the facility to a three-year non-revolving term loan repayable at the end of three years with an interest rate of 137.5 basis points above the Canadian dollar interest swap rate. An annual commitment fee of 20 basis points is assessed on the unused balance. Borrowings under this facility totaled $NIL and $50 million at December 31, 2003 and 2002, respectively. The Company was in compliance with all financial covenants governing this facility as of December 31, 2003 and 2002.

(3) Put Options—as discussed in note 3(a), the former owner of Flanagan has relinquished his right to put options on 730,000 commons shares of the Company. Accordingly, an amount of $5,940, previously classified as long-term debt, has been reclassed as share capital (see note 11).

(4) This term loan is from an insurance carrier. The terms of the loan provide for an incentive arrangement whereby a credit can be earned that will reduce annual interest payments under the loan (based on target premiums placed with the carrier) which reduces the principal repayment due in February 2007 (based on both target premiums placed with the carrier as well as the loss ratio on premiums placed with the carrier). Under this incentive arrangement, both the annual interest payments as well as the principal payment can be reduced to zero. Credits were earned for 2003 and 2002 which reduced interest payments to zero from $750 and $229, respectively.

(5) Certain property and equipment have been pledged as collateral in amounts not less than the outstanding balance of the loan at December 31, 2003 and December 31, 2002, respectively.

Demand U.S. dollar base rate loan

The Company has an undrawn $9.3 million facility which expires on July 18, 2004 and bears interest at the bank's U.S. base rate plus 50 basis points. Borrowings on the facility are repayable on demand.

Subordinated convertible debentures

In connection with the acquisition of Kaye on June 28, 2001, the Company issued $35 million aggregate principal amount, 8.5% convertible subordinated debentures (the Fairfax notes) due June 28, 2007 to certain subsidiaries of Fairfax Financial Holdings Limited (Fairfax). The Fairfax notes are convertible by the holders at any time into the Company's common shares at C$17.00 per share. Beginning June 28, 2006, the Company may require conversion of the Fairfax notes into common shares at C$17.00 per share if, at any time, the weighted average closing price of the Company's common shares on the TSX for twenty consecutive trading days equals or exceeds C$19.00 per share. If converted, Fairfax would have owned approximately 32% of the Company's outstanding common shares as of December 31, 2003.

9. Defined contribution plan

Substantially all officers and employees of the Company in the United States are entitled to participate in a qualified retirement savings plan (defined contribution plan). The cost to the Company was $1,781, $1,425 and $648 for 2003, 2002 and 2001, respectively. Subsequent to year-end a defined contribution plan was put in place for Canadian employees.

10. Commitments and contingencies

(a) The Company is committed under lease agreements for office premises and computer equipment. At December 31, 2003, aggregate minimum rental commitments (net of expected sub-lease receipts) under operating leases are as follows:

2004	$10,963
2005	10,010
2006	8,927
2007	7,734
2008	6,519
2009 and thereafter	17,340
	$61,493

Rent expense for the year ended December 31, 2003, 2002 and 2001 amounted to $11,503, $9,684 and $7,665 respectively, net of sublease rental income of $1,282, $737 and $620, respectively.

(b) In connection with the Company's executive share purchase plan, under certain circumstances, the Company may be obligated to purchase loans for officers, directors and employees from a Canadian chartered bank totaling $4,513 and $5,077 as of December 31, 2003 and 2002 respectively, to assist in purchasing common shares of the Company. The Company no longer makes loans to its executive officers and directors. As collateral, the employees have pledged 478,000 and 602,000 common shares as of December 31, 2003 and 2002, respectively, which have a market value of $8,105 and $7,677 as of December 31, 2003 and 2002, respectively. Interest on the loans in the amount of $279, $264 and $377 for the years ended December 31, 2003, 2002 and 2001, respectively, was paid by the Company and is included in compensation expense.

(c) On December 24, 2003 executive management profitability bonuses were restructured. Under the new agreement, the stock option component of the annual bonus was eliminated in exchange for restricted share units to be issued in the first quarter of 2004. Management has estimated that approximately $16.9 million of restricted share units will be issued. These restricted share units will all vest on January 1, 2011 subject to continued employment. Hub's policy is to expense the fair value of non-cash stock based compensation evenly over the period they are earned. Non-cash stock based compensation expense related to the 2003 bonuses was $1,405 and is included in non-cash stock based compensation.

(d) In connection with the acquisition of Hooper Hayes and Associates, Inc., in 2002 the Company issued 196,000 shares (the "Retractable Shares") that are being held in escrow subject to release over a period of three years upon the satisfaction of certain performance targets. As of December 31, 2003, 63,000 shares have been released from escrow.

As part of the negotiations of the contingent consideration for J.P. Flanagan Corporation ("Flanagan") total additional consideration of 37,500 of our common shares were earned at December 31, 2003 valued at approximately $635, based on the closing price of the shares at December 31, 2003 on the NYSE. The common shares have been recorded as "issuable shares" and included in shareholders' equity and goodwill has been increased by the same amount at December 31, 2003. Also as part of the negotiations the former owner agreed to relinquish his rights to put options on the 730,000 shares previously issued as well as on shares issued as contingent consideration. In addition we expect to issue non-cash stock based compensation in the form of 84,375 restricted share units in the first quarter of 2004. Half of these restricted share units will vest in 4 years and the balance will vest in 7 years.

In connection with other various acquisitions completed through December 31, 2003, the Company may be obligated to pay contingent consideration up to a maximum sum of approximately $8.2 million cash and $0.2 million in common shares based upon the acquired brokerages achieving certain targets. The contingent payments are payable on various dates through September, 2006 according to the terms and conditions of each purchase agreement. Any additional consideration will be recorded as an adjustment to goodwill once the contingency is resolved. In connection with contingent consideration earned as at December 31, 2003, the financial statements reflect a liability to pay cash of $71 and to issue common shares valued at approximately $635 as of December 31, 2003.

(e) In the ordinary course of business, the Company and its subsidiaries are subject to various claims and lawsuits consisting primarily of alleged errors and omissions in connection with the placement of insurance. In the opinion of management, the ultimate resolution of all asserted and potential claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

11. Shareholders' equity

Share capital

At December 31, 2003 and 2002, there were an unlimited number of non-voting, preferred shares authorized, issuable in series on such terms and conditions as set by the Board of Directors, of which no shares were issued. At December 31, 2003 and 2002, there were an unlimited number of common shares authorized, of which 30,143 and 29,025 were issued and outstanding as at December 31, 2003 and December 31, 2002, respectively.

	Common Shares Outstanding	
	(000's)	Amount
Balance, December 31, 2000	18,528	$111,430
Issued for cash	440	3,621
Issued for executive stock purchase plan (net of repurchases)	164	1,886
Purchase of subsidiaries	2,474	8,091
Issuable for contingent consideration	50	478
Balance, December 31, 2001	21,656	125,506
Issued—U.S. IPO	6,900	90,616
Issued for executive stock purchase plan (net of repurchases)	(4)	(152)
Release of put option liability	—	11,768
Purchase of subsidiaries	473	7,459
Balance, December 31, 2002	29,025	235,197
Purchase of subsidiaries	32	538
Repurchases of executive share purchase plan shares	(7)	(66)
Share issue costs, net of future tax asset	—	(61)
Shares issued for contingent consideration	1,246	14,041
Cancellation of shares	(8)	(91)
Restricted share units released	7	112
Stock options exercised	1	14
Reclassification of executive share purchase plan loans	(153)	(1,918)
Release of put option liability	—	7,079
Balance, December 31, 2003	**30,143**	**$254,845**

Issuable shares

	Common Shares	
	(000's)	Amount
Balance, December 31, 2001	—	$ —
Issuable for contingent consideration	1,228	13,743
Balance, December 31, 2002	1,228	13,743
Issued	(1,228)	(13,743)
Issuable for contingent consideration	43	721
Balance, December 31, 2003	**43**	**$ 721**

Contributed surplus

	2003	2002	2001
Balance at December 31	**$ 1,234**	$ —	$ —
Non-cash stock based compensation	**3,284**	1,082	—
Other	**288**	152	—
Balance at December 31	**$ 4,806**	$1,234	$ —

Cumulative translation account

	2003	2002	2001
Balance at December 31	**$ 2,185**	$2,770	$ 195
Translation of self-sustaining foreign operations	**19,553**	(269)	9,479
Translation of debt financing of self-sustaining foreign operations	**(1,676)**	(316)	(6,904)
Balance at December 31	**$20,062**	$2,185	$ 2,770

12. Equity incentive plan

On February 28, 2003, the Company issued options exercisable for 267,000 common shares at an exercise price of $13.79 per share, the U.S. dollar equivalent of the closing sales price of the Company's common shares on the TSX on that date. The maximum option term is seven years, and the options vest as to one-third per year over three years of continuous employment. The number of common shares that may be issued under the Equity Incentive Plan is limited to 3,631,820 common shares.

A summary of the stock option activity and related information for the years ended December 31, 2003 and 2002 consists of the following (no stock options were issued prior to 2002):

	Number (000's)	Weighted Average Exercise Price
Balance, December 31, 2001	—	$ —
Granted	1,270	$15.67
Exercised	—	$ —
Forfeited	—	$ —
Balance, December 31, 2002	1,270	$15.67
Granted	268	$13.79
Exercised	(1)	$15.67
Forfeited	(39)	$15.67
Balance, December 31, 2003	**1,498**	**$15.64**

The following table summarizes information about the stock options outstanding at December 31, 2003 and 2002:

	2003			2002		
Exercise Price	Number Outstanding (000's)	Weighted Average Remaining Contractual Life	Number Exercisable (000's)	Number Outstanding (000's)	Weighted Average Remaining Contractual Life	Number Exercisable (000's)
$15.67	**1,230**	**5.43 years**	**417**	1,270	6.45 years	—
$13.79	**268**	**6.08 years**	**6**	—		—
	1,498	**5.55 years**	**423**	1,270	6.45 years	—

The fair value of the stock options granted in 2003 was approximately $1.2 million (weighted average exercise price was $13.79 per share). The aggregate fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the options issued in 2003

	2003	2002
Dividend yield	**2.00%**	1.15%
Expected volatility	**40.1%**	30.0%
Risk free interest rate	**2.90%**	4.14%
Expected life	**5 years**	5 years

Non-cash stock based compensation related to stock options of $2,309 and $1,089 for the year ended December 31, 2003 and 2002, respectively, was expensed with offsetting credits to contributed surplus.

Shares derived from the options are held in escrow and subject to transfer restrictions for the period of five years from the date the options are granted, subject to early release in certain circumstances.

On June 30, 2003, the Company awarded 605,000 restricted share units to employees of the Company. The restricted share units are exercisable for common shares without payment of cash consideration and vest over periods ranging from 68 months to 95 months. In addition, in December 2003, the Company agreed to award approximately $16.9 million of restricted share units in connection with the restructure of executive management profitability bonuses—see note 10(c).

Non-cash stock based compensation for the year ended December 31, 2003 and 2002 is comprised of the following:

	2003	2002
Non-cash stock based compensation:		
Stock options granted June 2002	**$1,899**	$1,089
Stock options granted February 2003	**410**	—
Restricted share units related to 2003 bonuses (see note 10(c))	**1,405**	—
Restricted share units	**1,087**	—
	$4,801	$1,089

13. Fair value of financial instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities at December 31, 2003 and 2002, approximate fair value because of the short-term nature of these instruments. The carrying value of the Company's variable rate debt at December 31, 2003 and 2002, of $385 and $50,587, respectively, approximates fair market value.

In connection with the acquisition of Kaye in 2001, the Company issued 8.5% subordinated convertible debentures due June 28, 2007 with a carrying amount and aggregate principal of $35 million. These debentures remain outstanding at December 31, 2003. The Company believes it is not practicable to estimate the fair value of its subordinated convertible debentures due to the conversion features.

The carrying values of long-term debt approximate fair values.

14. Income taxes

Income taxes for 2003, 2002 and 2001, amounted to $18.9 million, $14.3 million and $5.3 million, respectively, resulting in an effective tax rate of 34%, 33% and 34% in 2003, 2002 and 2001, respectively.

The provision for income tax expense differs from the result that would have been obtained by applying the combined Canadian statutory federal and provincial income tax rate of 36.62%, 38.62% and 41.7% in 2003, 2002 and 2001, respectively, as follows:

	2003	2002	2001
Provision for tax at statutory rates	**$20,270**	$16,852	$ 6,366
Income earned outside of Canada	**(1,688)**	(2,036)	(3,170)
Non-taxable life insurance proceeds	**(366)**	—	—
Non-taxable gain on sale of Old Lyme	**—**	(1,009)	—
Non-deductible amortization of goodwill	**—**	—	1,579
Other	**626**	449	487
Provision for tax	**$18,842**	$14,256	$ 5,262

The components of the future tax assets and liabilities at December 31, 2003 and 2002, were as follows:

	2003	2002
Future income tax assets		
Loss carryforwards	$ 2,895	$ 2,235
IPO costs	2,003	2,182
Non-deductible book reserves	2,211	1,767
Non-cash stock based compensation	1,633	285
Other	581	570
Total future income tax assets	9,323	7,039
Less: current portion future income tax assets	(2,865)	(3,324)
Future income tax assets	$ 6,458	$ 3,715
Future income tax liabilities		
Goodwill and other intangible asset amortization	$ 9,504	$ 6,261
Unrealized foreign currency gains on long-term debt	1,744	—
Other accrual adjustments	1,373	1,012
Property and equipment depreciation	1,335	391
Other	86	1,245
Total future income tax liabilities	14,042	8,909
Less: current portion future income tax liabilities	(114)	(1,164)
Future income tax liabilities	$13,928	$ 7,745

The Company has net operating loss carryforwards of $13,970 at December 31, 2003 that expire 2008 through 2010 resulting in a future tax asset of $2,724.

In addition, the Company has state net operating loss carryforwards in the U.S. of approximately $3,610 which expire 2019 through 2023 resulting in a future tax asset of $171. Such net operating losses are currently available to offset certain future state and local taxable income.

15. Interest and income taxes paid

Interest and income taxes paid for the years ending December 31 were:

	2003	2002	2001
Interest paid	$ 5,731	$ 7,714	$6,818
Income taxes paid	$21,007	$13,124	$3,444

16. Segmented information

The Company is an international insurance brokerage, which provides a variety of property, casualty, life and health, employee benefits, investment and risk management products and services. In addition to its Corporate Operations, the Company has identified two operating segments within its insurance brokerage business: Canadian Operations and U.S. Operations. Corporate Operations consist primarily of investment income, unallocated administrative costs, interest expense and the income tax expense or benefit which is not allocated to the Company's operating segments. The elimination of intra-segment revenue relates to intra-company interest charges, management fees and dividends.

Geographic revenue is determined based upon the functional currency of the various subsidiaries. Financial information by operating and geographic segment for 2003, 2002 and 2001 is as follows:

	2003			2002		
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated
Revenue						
Brokerage	$109,238	$177,487	$286,725	$ 85,761	$134,249	$220,010
Corporate	20,331	1,803	22,134	19,758	54,183	73,941
Elimination of intra-segment revenue	(20,429)	(2,071)	(22,500)	(19,708)	(54,283)	(73,991)
	$109,140	$177,219	$286,359	$ 85,811	$134,149	$219,960
Net earnings (loss) before income taxes						
Brokerage	$ 17,600	$ 43,105	$ 60,705	$ 10,688	$ 38,229	$ 48,917
Corporate	6,771	(12,125)	(5,354)	8,879	(14,139)	(5,260)
	$ 24,371	$ 30,980	$ 55,351	$ 19,567	$ 24,090	$ 43,657
Income tax expense (benefit)—current						
Brokerage	$ 7,020	$ 14,302	$ 21,322	$ 4,472	$ 11,871	$ 16,343
Corporate	209	(4,609)	(4,400)	778	(4,270)	(3,492)
	$ 7,229	$ 9,693	$ 16,922	$ 5,250	$ 7,601	$ 12,851
Income tax expense (benefit)—future						
Brokerage	$ (355)	$ 2,876	$ 2,521	$ (408)	$ 2,280	$ 1,872
Corporate	(883)	282	(601)	(18)	(449)	(467)
	$ (1,238)	$ 3,158	$ 1,920	$ (426)	$ 1,831	$ 1,405
Net earnings (loss)						
Brokerage	$ 10,935	$ 25,927	$ 36,862	$ 6,624	$ 24,078	$ 30,702
Corporate	7,445	(7,798)	(353)	8,119	(9,420)	(1,301)
	$ 18,380	$ 18,129	$ 36,509	$ 14,743	$ 14,658	$ 29,401

	2003			2002		
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated
Identifiable assets						
Brokerage	**$176,653**	**$442,517**	**$619,170**	$132,142	$412,379	$544,521
Corporate	**65,316**	**16,117**	**81,433**	28,920	23,435	52,355
	$241,969	**$458,634**	**$700,603**	$161,062	$435,814	$596,876
Amortization of intangible assets	**$ 75**	**$ 3,133**	**$ 3,208**	$ 36	$ 1,635	$ 1,671
Additions to property and equipment	**$ 2,942**	**$ 5,185**	**$ 8,127**	$ 2,370	$ 2,124	$ 4,494
Depreciation	**$ 2,350**	**$ 3,894**	**$ 6,244**	$ 1,823	$ 3,669	$ 5,492
Interest income	**$ 914**	**$ 735**	**$ 1,649**	$ 683	$ 1,070	$ 1,753
Interest expense	**$ 4,752**	**$ 439**	**$ 5,191**	$ 6,416	$ 901	$ 7,317

	2001		
	Canada	U.S.	Consolidated
Revenue			
Brokerage	$ 78,488	$ 75,458	$153,946
Corporate	16,960	237	17,197
Elimination of intra-segment revenue	(16,884)	(266)	(17,150)
	$ 78,564	$ 75,429	$153,993
Net earnings (loss) before income taxes			
Brokerage	$ 6,625	$ 13,200	$ 19,825
Corporate	6,126	(10,684)	(4,558)
	$ 12,751	$ 2,516	$ 15,267
Income tax expense (benefit)—current			
Brokerage	$ 4,044	$ 4,929	$ 8,973
Corporate	320	(4,326)	(4,006)
	$ 4,364	$ 603	$ 4,967
Income tax expense (benefit)—future			
Brokerage	$ (134)	$ 864	$ 730
Corporate	(642)	207	(435)
	$ (776)	$ 1,071	$ 295
Net earnings (loss)			
Brokerage	$ 2,715	$ 7,407	$ 10,122
Corporate	6,448	(6,565)	(117)
	$ 9,163	$ 842	$ 10,005
Identifiable assets			
Brokerage	$109,896	$319,989	$429,885
Investment held for sale	—	40,772	40,772
Corporate	28,212	3,427	31,639
	$138,108	$364,188	$502,296
Amortization of goodwill and intangible assets	$ 2,316	$ 2,624	$ 4,940
Additions to property and equipment	$ 1,624	$ 9,910	$ 11,534
Depreciation	$ 1,755	$ 2,185	$ 3,940
Interest income	$ 805	$ 1,188	$ 1,993
Interest expense	$ 6,337	$ 1,110	$ 7,447

17. Related party transactions

The Company had transactions with, and recorded revenue from, the following related parties:

	2003	2002	2001
Northbridge Financial Corporation	**$18,504**	$12,787	$ 9,761
Crum & Forster Holdings, Inc.	**1,259**	914	1,039
Fairfax Inc.	**8,411**	6,278	—
	$28,174	$19,979	$10,800

As of December 31, 2003 and 2002, the Company had accounts receivable and accounts payable balances with the above related parties in the amounts of $3,185 and $17,999, for 2003, respectively, and $2,104 and $12,180 for 2002, respectively. All revenue and related accounts receivable and accounts payable are the result of transactions in the normal course of business. The companies above are related through common ownership by Fairfax, which owns approximately 26% of the Company's common shares as of December 31, 2003.

As of December 31, 2003 and 2002, long-term debt related to put options of $NIL and $5,940, respectively, and subordinated convertible debentures of $35,000 at the end of both years, are due to related parties.

During 2003, 2002 and 2001, the Company incurred expenses related to rental of premises from related parties in the amount of $2,102, $1,691 and $1,373, respectively. At December 31, 2003 and 2002, the Company also had accounts receivable due from related parties in the amount of $3,530 and $3,801, respectively, of which the majority were loans to employees to enable them to purchase shares of the Company. Of these accounts receivable, as of December 31, 2003 and 2002, $1,918 and $2,207, respectively, were related to Company loans to employees to purchase shares under the executive share purchase plan. As collateral, the employees have pledged 153,000 and 177,000 common shares as of December 31, 2003 and 2002, respectively, which have a market value of $2,590 and $2,263 as of December 31, 2003 and 2002, respectively.

18. Reconciliation to U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.

Net earnings and comprehensive income

The table below presents the differences between Canadian and U.S. GAAP affecting net earnings and comprehensive income for the years ending December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net earnings for the year based on Canadian GAAP	**$36,509**	$29,401	$10,005
Adjustment to investment held for sale (1)	**—**	(2,236)	520
Change in reporting currency (2)	**—**	—	144
Cumulative effect of change in accounting policy for put options (3)	**335**	—	—
Adjustment to put option liability (3)	**(409)**	(814)	(811)
Net earnings for the year based on U.S. GAAP (4)	**36,435**	26,351	9,858
Other comprehensive income: (5)			
Unrealized gains (losses) net of tax of $(38)—2003, $50—2002, $120—2001	**62**	(81)	(195)
Reclassification adjustment, net of tax of $48—2003, $(85)—2002, $88—2001	**(78)**	138	(143)
Foreign currency translation adjustment	**17,877**	(585)	(3,792)
Comprehensive income based on U.S. GAAP (5)	**$54,296**	$25,823	$ 5,728
Basic earnings per share based on U.S. GAAP	**$ 1.22**	$ 1.14	$ 0.52
Diluted earnings per share based on U.S. GAAP	**$ 1.14**	$ 0.96	$ 0.49

Shareholders' equity

The table below sets out the differences between Canadian GAAP and U.S. GAAP that affect shareholders' equity at December 31, 2003 and 2002:

	2003	2002
Shareholders' equity based on Canadian GAAP	**$342,790**	$284,274
Adjustment to investment held for sale (1)	**(1,716)**	(1,716)
Accumulated other comprehensive income:		
Unrealized gains (losses), net of tax of $(56)—2003, $51—2002	**90**	(83)
Cumulative translation account (2)	**—**	496
Adjustment to put option liability (3)	**—**	(1,702)
Executive share purchase plan loans	**—**	(1,912)
Shareholders' equity based on U.S. GAAP (4)	**$341,164**	$279,357

Notes:

(1) Under Canadian GAAP, Old Lyme was recorded as an investment held for sale at its cost, which was equivalent to its fair value, of $40,938 on June 28, 2001. No further adjustments were made to the carrying value of the investment until Old Lyme was sold on May 30, 2002, when the Company recorded a gain of $2,613, equal to the difference between the sale proceeds (which were agreed to be its net asset value under U.S. GAAP as of December 31, 2001 plus interest at 4% per annum from December 31, 2001 until closing) and its carrying value. Interest on debt financing the purchase of Old Lyme was charged to income as it accrued.

Under U.S. GAAP, Old Lyme was recorded as an investment held for sale at its fair value of $40,938. Between acquisition and completion of the sale the carrying value of the investment was adjusted for increases in fair value due to changes in its U.S. GAAP net asset value and interest accretion. Such adjustments were reflected as changes in goodwill arising on the Kaye acquisition. Interest on debt financing the purchase of Old Lyme was debited to the carrying value of the investment and did not impact earnings. The difference between the carrying value of the investment as of the date of completion of the sale and the sale proceeds was reflected as an adjustment to goodwill arising on the Kaye acquisition and accordingly no gain or loss was recorded in income.

The impact of the above noted Canadian and U.S. GAAP differences on earnings were as follows:

	2003	2002	2001
Gain recognized under Canadian GAAP not recorded under U.S. GAAP	$ —	$(2,613)	$ —
Interest charged to earnings under Canadian GAAP not charged to earnings under U.S. GAAP	—	377	520
	$ —	$(2,236)	$520

(2) Under U.S. GAAP, historical financial statements are translated using a different exchange rate, which: for assets and liabilities is the exchange rate at the balance sheet date; for the income statement is the average exchange rate for the period; and for the share capital accounts is the historical exchange rate.

The aggregate impact of these differences has been presented in the reconciliation of shareholders' equity for Canadian to U.S. GAAP under the caption "Cumulative translation account."

(3) Under Canadian GAAP, the fair value of the put options (determined using the Black-Scholes model) issued in connection with certain 2001 acquisitions was allocated to equity instruments on the balance sheet. The balance of the purchase price was allocated to debt. Changes in the value of the put options in periods subsequent to the acquisition date are included in earnings. Under U.S. GAAP prior to July 1, 2003, the fair value of the share consideration and the attached put options was initially recorded in equity and the redemption value of the shares to which the put options are attached was reclassified as mezzanine equity outside of shareholders' equity as a result of the put options granted on those shares to certain of the selling shareholders. On July 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires that an issuer classify financial instruments meeting certain criteria as liabilities (or assets in some circumstances) rather than equity. As a result of the adoption of this new standard, the Company changed its accounting policy with respect to the financial instruments issued in connection with certain 2001 acquisitions. Effective July 1, 2003, the Company remeasured the fair value of the put options (using the Black-Scholes model) and classified this amount as liability. Amounts previously classified as mezzanine equity were reclassified as shareholders' equity. The difference between the estimated fair value of the put options as at July 1, 2003 and May 31, 2001 was reported as a cumulative adjustment to net earnings under U.S. GAAP. Comparative financial statements were not restated. Under U.S. GAAP, changes in the estimated fair value of the put options are included in earnings.

Also under U.S. GAAP, the fair value of the put options at the date of issuance was also recorded as a debit and credit to shareholders' equity, representing an unearned compensation expense, as the put options require the selling shareholders to remain employed by the Company in order to be able to exercise the put options. Compensation expense is being recognized using the straight-line method over the period from the issue date to the exercise date.

As part of the negotiations of contingent consideration the former owners of certain 2001 acquisitions agreed to relinquish their rights to put options on 730,000 common shares at December 31, 2003 and on 1,423,000 common shares at December 31, 2002. Accordingly at December 31, 2003 no put options were outstanding on our common shares.

(4) The condensed consolidated statements of earnings and cash flows for the years ended December 31, 2003, 2002 and 2001 and the condensed consolidated balance sheets as at December 31, 2003 and 2002, under U.S. GAAP are as follows:

	2003	2002	2001
Condensed consolidated statements of earnings:			
Revenue	**$286,359**	$219,960	$ 156,079
Net earnings before income taxes	**$ 55,376**	$ 40,781	$ 15,213
Net earnings	**$ 36,435**	$ 26,351	$ 9,858
Condensed consolidated statements of cash flows:			
Cash provided by operating activities	**$ 53,936**	$ 19,456	$ 6,910
Cash (used in) investing activities	**$ (20,146)**	$ (8,970)	$(130,687)
Cash provided by financing activities	**$ 4,553**	$ 3,176	$ 130,881
Effect of exchange rate changes in cash and cash equivalents	**$ 3,067**	$ —	$ —
Condensed consolidated balance sheets:			
Total current assets	**$314,396**	$235,416	
Total assets (6)	**$696,440**	$593,337	
Total current liabilities	**$233,448**	$200,848	
Total liabilities (6)	**$355,276**	$306,268	
Mezzanine equity	**$ —**	$ 7,712	
Total shareholders' equity	**$341,164**	$279,357	

(5) Under U.S. GAAP, comprehensive income is measured in accordance with SFAS No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes the change in unrealized gains (losses) on debt and equity securities and foreign currency translation adjustments. Under

Canadian GAAP unrealized gains and losses (arising from a temporary decline in value) on equity securities are not recorded and foreign currency translation adjustments are presented as movements in the cumulative translation account. Certain disclosures required by SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, *have not been included as such disclosures related to the Company's investments in debt and equity securities are immaterial to the overall financial statement presentation.*

(6) Under Canadian GAAP, the Company accounts for the interest rate swap transaction which converted fixed rate interest payments of 5.71% and 6.16% on the Senior Notes of $10 million and $55 million, respectively, using the synthetic instruments method. Under this method, the Company reports in earnings the net interest expense on the swap and associated debt as if it were a single, synthetic, financial instrument. The fair value of the swap, estimated at $2.6 million, is not recognized in the Company's Canadian GAAP financial statements. Under U.S. GAAP, the Company has designated the swap transaction of a hedge of changes in the fair value of its fixed rate debt caused by changes in interest rates. Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, *the Company records the swap on its U.S. GAAP balance sheet at its fair value. Changes in fair value of the swap are reported in earnings. Changes in the fair value of the debt being hedged which are attributable to changes in interest rates are recognized in earnings by adjustment of the carrying amount of the debt.*

Effects of new accounting pronouncements

The Company is not aware of any new accounting pronouncements which will impact on its financial reporting.

19. Quarterly data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2003					
Revenue	**$68,877**	**$74,155**	**$64,671**	**$78,656**	**$286,359**
Net earnings	**$ 8,904**	**$10,109**	**$ 6,820**	**$10,676**	**$ 36,509**
Net earnings per share—Basic	**$ 0.30**	**$ 0.34**	**$ 0.23**	**$ 0.36**	**$ 1.22**
Net earnings per share—Diluted	**$ 0.28**	**$ 0.31**	**$ 0.22**	**$ 0.33**	**$ 1.14**
Year ended December 31, 2002					
Revenue	$49,484	$57,296	$49,552	$63,628	$219,960
Net earnings	$ 4,939	$10,712	$ 5,422	$ 8,328	$ 29,401
Net earnings per share—Basic	$ 0.25	$ 0.53	$ 0.21	$ 0.31	$ 1.27
Net earnings per share—Diluted	$ 0.21	$ 0.41	$ 0.19	$ 0.26	$ 1.06

20. Subsequent event

In the first quarter of 2004 certain of the Company's subsidiaries changed their names and as a result, the Company will recognize a non-cash impairment expense of approximately $2.6 million before tax related to trademarks.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Hub International Limited:

We have audited the accompanying consolidated balance sheets of Hub International Limited and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hub International Limited and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in accordance with accounting principles generally accepted in Canada.

As discussed in Note 2 to the financial statements, the Company changed the method of accounting for goodwill and other intangible assets in 2002.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 19, 2004

Market for Registrant's Common Equity and Related Shareholder Matters

In connection with our initial public offering in the United States, our common shares became listed on the New York Stock Exchange (NYSE) on June 18, 2002 under the symbol HBG. Our common shares are also listed and posted for trading on the Toronto Stock Exchange (TSX) in Canada under the symbol HBG. The following table sets forth the high and low sales prices per share for our common shares on the NYSE and TSX:

	NYSE		TSX		Cash
	High	Low	High	Low	Dividends
2002					
First Quarter			C$21.00	C$15.50	C$0.07
Second Quarter	$16.80	$13.46	C$25.75	C$20.00	C$0.07
Third Quarter	$16.60	$12.90	C$25.25	C$20.25	C$0.07
Fourth Quarter	$18.60	$11.45	C$29.00	C$17.71	C$0.07
2003					
First Quarter	**$15.05**	**$11.55**	**C$23.12**	**C$17.34**	**$0.05**
Second Quarter	**$17.18**	**$13.05**	**C$23.27**	**C$19.00**	**$0.05**
Third Quarter	**$19.97**	**$15.50**	**C$27.50**	**C$20.95**	**$0.05**
Fourth Quarter	**$17.05**	**$15.00**	**C$22.99**	**C$19.40**	**$0.05**
2004					
First Quarter (through March 3, 2004)	**$17.90**	**$15.94**	**C$23.83**	**C$20.42**	**$0.05**

On December 31, 2003, the closing price of our common shares on the NYSE was $16.76 and on the TSX the closing sale price was C$21.90. The exchange rate in effect at December 31, 2003 was C$1.00 per $0.7738. As of March 3, 2004, there were 30,299,170 of our common shares issued and outstanding. As of the close of business March 3, 2004, we had approximately 280 holders of record of our common shares.

We have no formal dividend policy other than the Board of Directors considers the payment of dividends as quarterly financial information becomes available. In the future, dividends will be paid at the discretion of our board of directors depending on our financial position and capital requirements, general business conditions, contractual restrictions and other factors. Dividends paid after December 31, 2002 have been, and dividends, if any, that may be declared in the future, will be declared in U.S. dollars instead of Canadian dollars.

Safe Harbor

This Annual Report may contain forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements relate, among other things, to our plans and objectives for future operations and are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, risks associated with implementing our business strategies, identifying and consummating acquisitions, integrating acquired brokerages, attaining greater market share, developing and implementing effective information technology systems, recruiting and retaining qualified employees, fluctuations in the premiums charged by insurance companies with corresponding fluctuations in our premium-based revenue, any loss of services of key executives, industry consolidation, increased competition in the industry, fluctuations in the demand for insurance products and the passage of new legislation subjecting our business to regulation in jurisdictions where we operate. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Additional information regarding these risks and other factors that could cause Hub International's actual results to differ materially from our expectations is contained in the company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. Except as otherwise required by federal securities laws, Hub International undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Martin P. Hughes
Chairman and Chief Executive Officer, Hub International Limited

Richard A. Gulliver
President, Hub International Limited

Bruce D. Guthart
Chief Operating Officer, Hub International Limited

R. Craig Barton
President, Canadian Operations, Hub International Limited; President and Chief Executive Officer, Barton Insurance Brokers Ltd.

Anthony Griffiths*
Independent Consultant

Jean Martin
Vice President, Hub International Limited; President and Chief Executive Officer, Martin Assurance & Gestion de Risques Inc.

Paul Murray*
President, Pinesmoke Investments

Bradley P. Martin
Vice President, Fairfax Financial Holdings Limited

Frank S. Wilkinson*
Independent Consultant

*Member of Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee

Executive Committee

Martin P. Hughes
Chairman and Chief Executive Officer

Richard A. Gulliver
President

Bruce D. Guthart
Chief Operating Officer

R. Craig Barton
President, Canadian Operations; President and Chief Executive Officer, Barton Insurance Brokers Ltd.

Dennis J. Pauls
Vice President and Chief Financial Officer

Lawrence J. Lineker
Chief Sales Officer; President and Chief Executive Officer, TOS Insurance Services, Inc.

W. Kirk James
Vice President, Secretary and Chief Corporate Development Officer

Marianne D. Paine
Chief Legal Officer

Jean Martin
Vice President; President and Chief Executive Officer, Martin Assurance & Gestion de Risques Inc.

Marc I. Cohen
President and Chief Executive Officer, Kaye Group Inc.

Nelson Tilander
Chief Executive Officer, The Hub Group (Ontario) Inc.

Charles C. Burnham
President and Chief Executive Officer, Hub International Midwest

Richard J. Palleschi
President and Chief Executive Officer, C.J. McCarthy Insurance Agency, Inc.

Joseph P. Flanagan
President and Chief Executive Officer, Mack and Parker, Inc.

Terri DiFlorio
President, Hub Financial Inc.
President, Hub Capital Inc.

Frank C. Hayes
President and Chief Executive Officer, Hub International of California, Inc.

U.S. Executive Office
55 East Jackson Boulevard
Chicago, IL 60604-4187
877.402.6601

Canadian Office
8 Nelson Street West
Brampton, Ontario L6X 4J2

Independent Accountants
PricewaterhouseCoopers LLP

Transfer Agent and Registrar
CIBC Mellon Trust Company
Mellon Investor Services LLC
(U.S. Co-Transfer Agent)

Share Listing
New York Stock Exchange
Toronto Stock Exchange
Stock Symbol: HBG

Annual Meeting
The annual meeting of the shareholders of Hub International Limited will be held on Tuesday, May 11, 2004 at 9:30 AM Central Time at the Harold Washington Library Center, 400 South State Street, Chicago, IL USA.

Designed by Curran & Connors, Inc. / www.curran-connors.com

HUB International

Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604
877-402-6601
www.hubinternational.com